Exhibit 99.1

STANDARD LITHIUM LTD.

ANNUAL INFORMATION FORM

for the Fiscal Year ended December 31, 2024

Dated March 21, 2025

CORPORATE OFFICE

Suite 1625, 1075 West Georgia Street

Vancouver, British Columbia, V6E 3C9

REGISTERED OFFICE

Suite 2200, 885 West Georgia Street

Vancouver, British Columbia, V6C 3E8

PRELIMINARY NOTES AND CAUTIONARY STATEMENT

Date of Information

All information in this Annual Information Form (“AIF”) is as of December 31, 2024, unless otherwise indicated.

Cautionary Notes to U.S. Investors Concerning Resource Estimates

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,” “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this AIF are Canadian mineral disclosure terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects(“NI 43-101”) under the guidelines set out in the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the “CIM Standards”). The Canadian Institute of Mining (“CIM”) Standards differ from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) in Regulation S-K Subpart 1300 (the “SEC Modernization Rules”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company (as defined below) is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. Accordingly, the Company’s disclosure of mineralization and other technical information may differ significantly from the information that would be disclosed had the Company prepared the information under the standards adopted under the SEC Modernization Rules.

Non-GAAP Measures

The Company has included certain non-GAAP and other financial measures in this AIF, which the Company believes, together with measures determined in accordance with International Financial Reporting Standards (“IFRS”), provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP and other financial performance measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

All-In Operating Costs

The Company has provided an all-in operating cost performance measure for the Lanxess Property Project (as defined below) and South West Arkansas Project (as defined below) that reflects both direct costs and indirect costs, as well as allowances for mine closure, but is exclusive of taxes. The majority of the all-in operating cost comprises reagent usage required to extract lithium from the brine, as well as conversion to battery quality lithium carbonate and lithium hydroxide monohydrate (“LHM”), and electricity consumption. While there is no standardized meaning of the measure across the industry, the Company believes that this measure is useful to external users in assessing operating performance. Upon commencing commercial production and reporting all-in operating costs, the Company will provide a reconciliation to IFRS figures then presented.

Currency

Except where otherwise indicated, all references to currency in this AIF are to United States Dollars (“$”).

Forward-Looking Information

Except for statements of historical fact, this AIF contains certain “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). The statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe”, “scheduled”, “implement” and similar words or expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this AIF contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: the Company’s planned exploration and development programs (including, but not limited to, plans and expectations regarding advancement, testing and operation of the lithium extraction Demonstration Plant (as defined below)); commercial opportunities for lithium products; delivery of studies; the Company’s strategic and ongoing partnerships, including with Equinor (as defined below); filing of technical reports; expected results of exploration; accuracy of mineral or resource exploration activity; accuracy of mineral reserves or mineral resources estimates, including the ability to develop and realize on such estimates; whether mineral resources will ever be developed into mineral reserves, and information and underlying assumptions related thereto; budget estimates and expected expenditures by the Company on its properties; regulatory or government requirements or approvals; the reliability of third party information; continued access to mineral properties or infrastructure; payments and share issuances pursuant to property agreements; fluctuations in the market for lithium and its derivatives; expected timing of the expenditures; performance of the Company’s business and operations; changes in exploration costs and government regulation in Canada and the United States; competition for, among other things, capital, acquisitions, undeveloped lands and skilled personnel; changes in commodity prices and exchange rates; currency and interest rate fluctuations; the Company’s funding requirements and ability to raise capital; geopolitical instability; war (such as Russia’s invasion of Ukraine and the war in the Middle East); and other factors or information.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above, the Company has made assumptions regarding, among other things: current technological trends; ability to fund, advance and develop the Company’s properties; the Company’s ability to operate in a safe and effective manner; uncertainties with respect to receiving, and maintaining, mining, exploration, environmental and other permits; pricing and demand for lithium, including that such demand is supported by growth in the electric vehicle market and the energy storage market; impact of increasing competition; commodity prices, currency rates, interest rates and general economic conditions; the legislative, regulatory and community environments in the jurisdictions where the Company operates; impact of unknown financial contingencies; impacts of changes in current and future trade agreements, legislation, regulations, import tariffs and other similar trade barriers, including material changes in the U.S.-Mexico-Canada Agreements and implementation of the “America First Trade Policy”; increases in geo-political tension and tension with respect to lithium; market prices for lithium products; budgets and estimates of capital and operating costs; estimates of mineral resources and mineral reserves; reliability of technical data; the ability to negotiate access agreements on commercially reasonable terms, anticipated timing and results of operation and development; inflation; and war (such as Russia’s invasion of Ukraine and the war in the Middle East). Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, but are not limited to: general economic conditions in Canada, the United States and globally; industry conditions, including the state of the electric vehicle market and the energy storage market; governmental regulation of the mining industry, including environmental regulation; geological, technical and drilling problems; unanticipated operating events; negotiation of commercial access agreements, competition for and/or inability to retain drilling rigs and other services and to obtain capital, undeveloped lands, skilled personnel, equipment and inputs; reliance on third parties; potential or ongoing joint ventures; the availability of capital on acceptable terms; the need to obtain required approvals from regulatory authorities; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties relating to the assumptions underlying mineral resource and mineral reserve estimates; whether mineral resources will ever be converted into mineral reserves; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company; intellectual property (“IP”) risk; stock market volatility; volatility in market prices for commodities; liabilities inherent in the mining industry; inflation risks; risks related to war (such as Russia’s invasion of Ukraine and the ongoing war in the Middle East); changes in tax laws, royalty policies and incentive programs relating to the mining industry; other risks pertaining to the mining industry; conflicts of interest; dependency on key personnel; and fluctuations in currency and interest rates, as well as those factors discussed in the section entitled “Risk Factors” in this AIF.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Readers are cautioned that the foregoing lists of factors are not exhaustive. All forward-looking information in this this AIF speaks as of the date of this AIF. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this AIF is expressly qualified in its entirety by this cautionary statement. Additional information about these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent management’s discussion and analysis for its most recently completed financial year and, if applicable, interim financial period, which are available on the system for electronic document analysis and retrieval (“SEDAR+”) at www.sedarplus.ca and the electronic data gathering, analysis and retrieval system (“EDGAR”) at www.sec.gov.

Certain Other Information

The filings under the Company’s profile on SEDAR+ and EDGAR are not incorporated by reference in this AIF unless specifically stated. Information contained on the Company’s website is also not incorporated by reference in this AIF.

Certain information in this AIF is obtained from third party sources, including public sources, and there can be no assurance as to the accuracy or completeness of such information. Management of the Company has not independently verified any of the data from third party sources nor ascertained the validity or accuracy of the underlying economic assumptions relied upon therein, and the Company does not make any representation as to the accuracy of such information.

CORPORATE STRUCTURE

Name, Address and Incorporation

Standard Lithium Ltd. (“Standard Lithium” or the “Company”) was incorporated under the laws of the Province of British Columbia on August 14, 1998 under the name “Tango Capital Corp.” Effective April 7, 1999, Tango Capital Corp. changed its name to “Patriot Capital Corp.” Effective March 5, 2002, Patriot Capital Corp. changed its name to “Patriot Petroleum Corp.” At its annual general and special meeting of shareholders held on November 3, 2016, the shareholders of the Company approved a change of name of the Company to “Standard Lithium Ltd.” and to the continuance of the Company from the Business Corporations Act (British Columbia) to the Canada Business Corporations Act. On December 1, 2016, the Company completed the name change and continuation.

Standard Lithium is a leading near-commercial lithium company focused on the sustainable exploration and development of a portfolio of lithium-brine bearing properties in the United States. The Company prioritizes brine projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. The Company aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated Direct Lithium Extraction (“DLE”) and purification process. Recognized as a critical mineral, lithium holds strategic importance for electric vehicle and battery manufacturing, as well as energy storage systems with profound implications for broader economy and national security.

The Company’s flagship projects, the South West Arkansas Project and the Lanxess Property Project (the “Arkansas projects”), are located on the Smackover Formation in Arkansas, a region with a long-standing and established industry of mineral extraction from brine. The Company considers the South West Arkansas Project and the Lanxess Property Project to be separate and independent projects, as they are not contiguous or located within immediate proximity of each other, do not share common ownership of underlying brine rights, and are unlikely to be developed using common infrastructure or financing.

The South West Arkansas Project, being developed in partnership with Equinor ASA, a multi-national energy company (“Equinor”), encompasses a significant land area of over 27,000 net mineral acres and is a key project in the Company’s portfolio due to its scale and quality of lithium-brine resources. The Company completed and published a Preliminary Feasibility Study (“PFS”) in August of 2023 for the South West Arkansas Project. A Definitive Feasibility Study (“DFS”) and a Front-End Engineering Study (“FEED”) are currently underway for the South West Arkansas Project. The partnership is targeting a Final Investment Decision (“FID”) by the end of 2025, subject to, among other things, continued project definition, due diligence, available financing, and positive DFS results, with Phase 1 production commencing as soon as 2028.

The Company, in partnership with Equinor, is also developing prospective lithium brine areas within the Smackover Formation in East Texas (the “East Texas properties”). The Company published exploration drilling results and testing on October 25, 2023, which demonstrated lithium concentrations of 644 mg/L on average. In partnership with Equinor, the Company plans to continue securing further leasehold positions and to perform further exploration drilling in East Texas and will pursue producing (or delivering) a resource assessment for defined project areas within the East Texas properties. The Equinor Transaction (as defined below) includes a total investment of up to $160 million, reflecting a 45% ownership stake in the South West Arkansas Project and the East Texas properties.

The Lanxess Property Project centers on the development of the Lanxess 1A Project (as defined below), the first commercial lithium extraction initiative on the extensive brine leases operated by LANXESS Corporation (“LANXESS”) in Arkansas. LANXESS operates three existing brine processing facilities for bromine extraction, covering over 150,000 acres of unitized brine leases in southern Arkansas. The first phase of the Lanxess Property Project (the “Lanxess 1A Project”) is located at the LANXESS South facility near El Dorado, Arkansas (the “Lanxess South Plant”). The Company and LANXESS are focusing on the Lanxess 1A Project as the initial step. The cooperative framework between the Company and LANXESS is expected to include a brine supply and disposal agreement, a lease agreement for the production facility site, and the provisioning of certain infrastructure services. Details of the future cooperation are the subject of ongoing negotiations, and these agreements will form the basis of the operational framework for the Lanxess 1A Project. The Company has been successfully operating an industrial-scale DLE demonstration plant (the “Demonstration Plant”) at the Lanxess 1A Project location for over four years. The Demonstration Plant serves as a testing and optimization facility, refining the commercial blueprint for scalable and replicable DLE processes. In October of 2023, the Company completed a DFS for the Lanxess 1A Project, which is planned to be situated at the Lanxess South Plant. This innovative project, utilizing DLE technology to extract lithium from an existing brine pipeline system, aims to produce battery-quality lithium carbonate. The Company is advancing towards FID for the Lanxess 1A Project, with the timing contingent upon ongoing project definition and the completion of project financing initiatives.

The Company’s interests also extend to certain mineral leases and option agreements in the Mojave Desert, San Bernardino County, California.

The Company is listed on the TSX Venture Exchange (“TSXV”) and the NYSE American, LLC (the “NYSE”) under the symbol “SLI”. The Company is a reporting issuer in each of the Provinces and Territories of Canada and files its continuous disclosure documents with the Canadian Securities Authorities in such Provinces and Territories. Such documents are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The Company’s corporate office is located at Suite 1625, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9 and its registered office is located at Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8.

Intercorporate Relationships

Standard Lithium currently has the following direct or indirect material subsidiaries:

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Standard Lithium US Holdings LLC (Delaware)
o
Standard Lithium US Services Company LLC (Delaware)
o
SWA Lithium Holdings LLC (Delaware)
o
Arkansas Lithium LLC (Delaware)
o
Standard Lithium US Asset Management LLC (Delaware)
o
Texas Lithium Corp. (Nevada)
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Texas Lithium Holdings LLC (Delaware)
o
Standard Lithium US IP Holdco LLP (Delaware
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Standard Lithium US IP Licensor LLC (Delaware)
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SLL El Dorado Parent LLC (Delaware)
o
SLL El Dorado South HoldCo LLC (Delaware)
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SLL El Dorado South LLC (Delaware)
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SLL Carbon Capture LLC (Delaware)
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California Lithium Ltd. (Nevada)

GENERAL DEVELOPMENT OF THE BUSINESS

Three Financial Fiscal Period History

Fiscal Year Ended June 30, 2023

On September 7, 2022, the Company announced that it had completed a competitive selection process for the FEED and DFS for the first commercial lithium project being developed at the Lanxess Property Project, and awarded the contract to OPD LLC, a Koch Technology Solutions, LLC. (“KTS”) owned business based in Katy, Texas.

On October 18, 2022, the Company appointed PricewaterhouseCoopers LLP as its new independent registered public accounting firm, effective October 17, 2022.

On October 27, 2022, the Company successfully commissioned a first-of-its-kind chloride-to-hydroxide conversion pilot plant. The plant was installed at the Lanxess Property Project and operates as a self-contained unit taking the lithium chloride feed produced by the existing Demonstration Plant and converting this feed directly into a lithium hydroxide solution using a novel ion-exchange process.

On November 1, 2022, the United States Patent and Trademark Office (“USPTO”) issued Notices of Allowance for the Company’s first two U.S. patent applications: serial no. 16/410,523 and serial no. 16/224/463, both titled “Process for Recovering Lithium from Brines”, a novel and proprietary technique for continuous DLE from lithium brines. These U.S. patent applications are two of the three pending U.S. patent applications for elements of Standard’s innovative DLE processes.

On December 6, 2022, the Company completed all necessary agreements with LANXESS to secure access to the proposed commercial lithium plant site at the Lanxess Property Project and to conduct all required fieldwork to support the DFS in respect of the Lanxess Property Project.

On December 29, 2022, the USPTO issued a Notice of Allowance for the Company’s third U.S. parent application: serial no. 16/895,783, titled “Process for Recovering Lithium from Brines”.

On January 17, 2023, the Company appointed two experienced energy executives, Claudia D'Orazio and Anca Rusu, to the Board of Directors (the “Board”) as independent directors.

On January 31, 2023, the Company successfully installed its carbon capture pilot plant in Southern Arkansas to assess sustainable production practices in collaboration with its investment partner, Aqualung Carbon Capture AS (“Aqualung”).

On March 20, 2023, the Company commenced a drilling program at its South West Arkansas Project to support its upcoming PFS by informing the resource definition, de-risking the resource estimate, providing additional porosity and permeability data through the entire thickness of the productive zones in the Smackover Formation, and optimizing production-wellfield design.

On April 24, 2023, the Company issued 400,000 Shares as partial consideration for the acquisition of the Bristol Dry Lake project pursuant to the option agreement as between the Company and TETRA Technologies, Inc (“TETRA”).

On May 9, 2023, the Company entered into a joint development agreement with KTS (the “Joint Development Agreement”), to accelerate commercial deployment of the Company’s projects in the Smackover Formation.

On May 30, 2023, the Company engaged BNP Paribas to act as exclusive financial advisor in connection with a limited recourse debt financing, used to fund the majority of the Company’s proposed first commercial project, the Lanxess 1A Project.

Fiscal Year Ended June 30, 2024

On July 5, 2023, the Company appointed David Park as Senior Strategic Advisor of the Company.

On July 26, 2023, the Company filed a short form base shelf prospectus (the “Base Prospectus”).

On August 8, 2023, the Company announced positive results of a PFS for the South West Arkansas Project, including an upgraded mineral resource for a portion of the project.

On September 6, 2023, the Company announced positive results of a DFS for the Lanxess 1A Project.

On September 13, 2023, the Company announced it had acquired 118 acres of land adjacent to its South West Arkansas Project, with the intended use to assist with the advancement of development.

On September 18, 2023, the Company filed a PFS and updated indicated mineral resource for its South West Arkansas Project. See “Mineral Properties – South West Arkansas Project” below for more information with respect to the PFS on the South West Arkansas Project.

On September 25, 2023, the Company appointed Salah Gamoudi as Chief Financial Officer following Kara Norman’s appointment as Chief Accounting Officer of the Company.

On October 5, 2023, the Company appointed Michael Barman as Chief Development Officer of the Company.

On October 18, 2023, the Company filed a DFS on the Lanxess Property Project, which was comprised of a mineral reserve and resource estimate on Phase 1A of the Lanxess Property Project. See “Mineral Properties – Lanxess Property Project” below for more information with respect to the DFS on the Lanxess Property Project.

On October 31, 2023, the Company announced that it had exercised its option to acquire brine production rights pursuant to the TETRA 1st Option Agreement (as defined below) at the South West Arkansas Project.

On November 7, 2023, the Company adopted an Executive Officer Incentive Compensation Clawback Policy in accordance with the listing requirements of the NYSE, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

On November 17, 2023, the Company filed a supplement to its Base Prospectus to establish an at-the-market equity program that allowed the Company to issue up to $50 million of Shares from treasury to the public from time to time, at the Company’s discretion. Distributions of Shares through the at-the-market equity program were made pursuant to the terms of a sales agreement between the Company and Citigroup Global Markets Inc., Canaccord Genuity LLC and Canaccord Genuity Corp.

On January 24, 2024, the Company announced the engagement of Ausenco Engineering Canada ULC. to provide the FEED services required by the Company’s DFS on the South West Arkansas Project.

On March 13, 2024, the Company announced the successful installation of a commercial scale full-size DLE column at the Demonstration Plant near El Dorado, Arkansas – a LiProTM Lithium Selective Sorption (“LSS”) unit, supplied by KTS. Thereafter, the Company announced that during a representative period of continuous operation, the commercial scale column exceeded design parameters, achieving an average lithium recovery of 97.3%.

On April 16, 2024, the Company reorganized certain of its Canadian subsidiaries such that: Texas Lithium Holdings Corp. was continued under the Canada Business Corporations Act (resulting in Texas Lithium Holdings Corp. changing its name to 15951232 Canada Inc. (“15951232”)) and 15951232 was thereafter combined with the Company pursuant to a vertical short-form amalgamation.

On May 8, 2024, the Company announced the completion of a strategic partnership with Equinor to accelerate the development of the Company’s large-scale, sustainable lithium projects in the Smackover Formation. The Equinor Transaction includes an investment of up to $160 million by Equinor and the acquisition of a 45% interest in the Company’s former subsidiaries related to the South West Arkansas Project and the East Texas properties.

Six-Month Transition Year Ended December 31, 2024

On July 23, 2024, the Company announced that it entered into an agreement with an advisor to settle a fee of $0.8 million in consideration for the issuance of 666,667 Shares, which fee related to strategic advisory services facilitating the partnership between the Company and Equinor. The consultant was subsequently appointed as a member of executive management. Services provided were advisory in nature and did not assume management responsibilities.

On September 1, 2024, David Park was appointed as Chief Executive Officer of the Company following the retirement of Robert Mintak.

On September 20, 2024, the Company announced that SWA Lithium (as defined below) was awarded a $225 million grant from the U.S. Department of Energy (the “DOE”) for the South West Arkansas Project.

On September 20, 2024, the Company announced that the South West Arkansas Project’s design was being updated from its original PFS, and would now target a larger total output of 45,000 tons per annum of lithium carbonate, to be developed in two phases of 22,500 tons each. A DFS and FEED study are currently underway to support this expansion.

On October 28, 2024, the Company announced that SWA Lithium LLC. had entered into a licensing agreement with KTS to deploy and use KTS’ Li-Pro LSS technology (the “Licensing Agreement”).

On November 18, 2024, the Company announced that it had changed its financial year-end from June 30 to December 31 to better align to the operating cycle of the industry.

On December 10, 2024, the Company appointed Paul Collins to the Board as an independent director.

On December 19, 2024, the Company announced that SWA Lithium, in partnership with KTS, successfully designed, built, commissioned, and operates, a pilot DLE plant at the South West Arkansas Project. The pilot DLE plant is processing brine to confirm engineering design parameters and provide samples of battery-quality lithium carbonate for use in the qualification process with potential off-take partners.

Subsequent Events to December 31, 2024

On January 15, 2025, the Company announced that SWA Lithium successfully commenced drilling a new well into the Smackover Formation at the South West Arkansas Project. SWA Lithium is also undertaking an extensive field program to re-enter the wells drilled in 2023 to conduct detailed reservoir testing and brine sampling work.

On January 16, 2025, the Company announced that SWA Lithium finalized the $225 million grant from the DOE, which will support construction of Phase 1 of the South West Arkansas Project.

On March 19, 2025, the Company appointed Karen Narwold to the Board as an independent director.

Selected Financings

The Company has completed the following financings over the last three completed financial fiscal periods:

On July 26, 2023, the Company filed a final base shelf prospectus relating to the offering for sale from time to time up to $250 million Shares, Preferred Shares, debt securities, subscription receipts, warrants or units. This new filing replaced the base shelf prospectus previously filed by the Company on September 10, 2021 (the “2023 Base Shelf”).

On November 17, 2023, the Company filed a prospectus supplement relating to the offering for sale from time to time up to $50 million Shares pursuant to its 2023 Base Shelf, and entered into an “at-the-market” sales agreement with Canaccord Genuity Corp., Canaccord Genuity LLC and Citigroup Global Markets Inc. for distribution of the Shares (the “ATM Supplement”). The Company has since raised proceeds pursuant to the ATM Supplement.

Trends and Outlook

As the global economy transitions to electrification through the manufacturing of electric vehicles and expansion of energy storage systems for energy security, diversification, and reliability, the demand for lithium, a critical mineral, is steadily increasing. The United States has designated lithium as a critical mineral vital to national security and economic resilience, underscoring the need for a reliable domestic supply chain.

The Company is addressing this need by focusing on the Smackover Formation, a region rich in lithium-brine resources. The Company’s strategy emphasizes sustainable and responsible resource development, recognizing that the successful delivery of these projects requires careful attention to market conditions, including the cyclical nature of lithium pricing, the pace of electric vehicle adoption, energy storage system expansion, and other dynamic factors influencing the industry.

The importance of the Smackover Formation is further underscored by significant interest and investment from global energy companies. This includes a strategic partnership with Equinor, involving a gross investment of up to $160 million across the South West Arkansas and East Texas properties (the “Equinor Transaction”). The Equinor Transaction highlights the potential of these projects to contribute meaningfully to the global lithium supply chain while ensuring that the Company’s development efforts are well-funded and strategically supported.

As part of its future strategy, Standard Lithium is committed to expanding its presence in the Smackover Formation. This includes securing additional brine leases and property rights across Arkansas and East Texas, as well as engaging with stakeholders to ensure that all projects are developed in a manner that meets both environmental standards and community expectations. By focusing on stakeholder engagement and strategic collaborations, the Company is positioning itself to navigate market challenges, meet the increasing demand for lithium, and deliver long-term value through sustainable practices.

DESCRIPTION OF THE BUSINESS

Background

Standard Lithium is a near-commercial lithium company dedicated to the sustainable development of a portfolio of lithium-brine bearing properties in the United States. The Company places a strong emphasis on partnerships and collaborative relationships, focusing on projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting processes. Through the application of fully integrated DLE and purification technology, the Company aims to achieve commercial-scale lithium production.

The Company’s primary focus is on two key projects within the Smackover Formation in southern Arkansas: the South West Arkansas Project and the Lanxess Property Project. These projects are strategically located in a region known for its long-standing mineral extraction and energy industries. The South West Arkansas Project, developed in collaboration with Equinor, is central to the Company’s portfolio due to its scale and high-quality lithium-brine resources. The Lanxess Property Project, including the LANXESS 1A Project, represents the first commercial lithium extraction initiative on the extensive brine leases operated by LANXESS.

In addition to its Arkansas projects, the Company is pursuing development opportunities within the Smackover Formation in its East Texas properties, also supported through its partnership with Equinor. The Equinor Transaction includes a significant gross investment of up to $160 million across both the South West Arkansas Project and the East Texas properties. Furthermore, the Company holds interests in mineral leases in the Mojave Desert, San Bernardino County, California.

Standard Lithium currently does not own any producing properties and, as such, has no operating income or cash flow from its properties. The Company’s operations are primarily funded through equity financings.

For additional details on the development of these projects, refer to the sections “General Development of the Business – Three Year History,” “General Development of the Business – Trends and Outlook,” and “Mineral Properties” below.

Flagship Projects

The Company has two independent development properties within the Smackover Formation in southern Arkansas: the South West Arkansas Project and the Lanxess Property Project. The South West Arkansas Project, developed in collaboration with Equinor, is central to the Company’s portfolio. Additionally, in partnership with Equinor, the Company is pursuing development opportunities within the Smackover Formation in East Texas.

The resource development of brine leases located in southwest Arkansas (the “South West Arkansas Project”) is maintained pursuant to an option agreement dated December 29, 2017 between TETRA and the Company (the “TETRA 1st Option Agreement”) to acquire certain rights to conduct brine exploration and production and lithium extraction activities on approximately 27,262 net mineral acres of brine leases and deeds located in Columbia and Lafayette Counties, Arkansas.

Under the TETRA 1st Option Agreement, the Company paid TETRA $0.5 million on January 28, 2018, $0.6 million by December 29, 2018, $0.7 million on January 31, 2020, and $0.8 million on December 29, 2020. Under the TETRA 1st Option Agreement, the Company is required to pay additional annual payments of $1.0 million by each annual anniversary date beginning on the date that is 48 months following the date of the TETRA 1st Option Agreement, until the earlier of the expiration of 10 years from the date of the agreement or the execution of a limited mineral assignment, or, if the Company exercises the option. During the lease period, as specified in the TETRA 1st Option Agreement, at any time following the commencement of commercial production of the lithium, the Company agreed to pay a royalty of 2.5% (minimum royalty $1.0 million) to TETRA. On October 31, 2023, the Company exercised its option to acquire brine production rights pursuant to the TETRA 1st Option Agreement at the South West Arkansas Project.

South West Arkansas Project Background

All of the Company’s activities in southern Arkansas relate to brine leases that overlie the Smackover Formation in a region with a long history of commercial scale brine processing. Historical published brine data and current unpublished brine data from within and adjacent to the Company’s two areas of interest lead the Company to believe that lithium-bearing brines are present.

The South West Arkansas Project brine lease area has been historically drilled for oil and gas exploration, and approximately 2,041 exploration and production wells have been completed in the Smackover Formation in or immediately adjacent to the Company’s lease area. A portion of these wells had available petro-physical logs of the Smackover Formation brine-bearing zone. On January 28, 2019, the Company announced a maiden inferred mineral resource of 802,000 tons of lithium carbonate equivalent (“LCE”) at the South West Arkansas Project.

On October 12, 2021, the Company announced the results of a Preliminary Economic Assessment (“PEA”) and updated inferred mineral resource estimate on the South West Arkansas Project. The results of the PEA led to the commencement of a PFS at the South West Arkansas Project on May 2, 2022.

On August 8, 2023, the Company announced the results of a PFS on the South West Arkansas Project1. On September 18, 2023, the Company filed a PFS and updated the mineral resource for its South West Arkansas Project. See “Mineral Properties – South West Arkansas Project” below.

On May 7, 2024, the Company entered into the Equinor Transaction whereby Equinor acquired interests in two Standard Lithium formerly wholly-owned subsidiaries, one of which holds Standard Lithium’s South West Arkansas Project (“SWA Lithium”) and the other holds the East Texas properties (“Texas Lithium”). Pursuant to the terms of the Equinor Transaction, Equinor acquired a 45% interest in each of the former subsidiaries for an initial cash payment of $30 million to the Company and the commitment to invest up to an additional $130 million as follows:

•
Equinor will solely fund the first $40 million and $20 million of development costs for SWA Lithium and Texas Lithium, respectively, after which all additional capital expenditures would be funded on a pro-rata basis; and
•
Standard Lithium is to receive $40 million in milestone payments associated with SWA Lithium and $30 million in milestone payments associated with Texas Lithium subject to FIDs being made by certain dates (“Financial asset – FID”).

The Company will maintain majority ownership and operatorship pursuant to a development services agreement at each of the South West Arkansas Project and the East Texas properties.

On September 20, 2024, the Company announced that SWA Lithium (as defined below) was awarded a $225 million grant from the U.S. Department of Energy (the “DOE”) for the South West Arkansas Project. On January 16, 2025, the Company announced that SWA Lithium finalized the $225 million grant from the DOE, which will support construction of Phase 1 of the South West Arkansas Project.

1 See NI 43-101 technical report titled “NI 43-101 Technical Report, South West Arkansas Project” with an effective date of August 8, 2023 and available under the Company’s SEDAR+ profile at www.sedarplus.ca

On October 28, 2024, the Company announced that SWA Lithium LLC had entered into a license agreement with KTS to deploy and use KTS' Li-ProTM Lithium Selective Sorption ("Li-Pro LSS") technology at SWA Lithium LLC’s commercial plant for the SWA Phase 1 Project.

On December 19, 2024, the Company announced that SWA Lithium, in partnership with KTS, successfully designed, built, commissioned, and operates, a pilot DLE plant at the South West Arkansas Project. The pilot DLE plant is processing brine to confirm engineering design parameters and provide samples of battery-quality lithium carbonate for use in the qualification process with potential off-take partners. Concluding operation of the pilot, the Company expects to produce approximately 1,000 gallons (3,785 liters) of concentrated and purified lithium chloride solution (“6% LiCl solution”).The 6% LiCl solution will be sent off-site to potential carbonate equipment vendors who are expected to produce approximately 30 kg of battery-quality lithium carbonate.

Lanxess Property Project Background

The Lanxess South Plant in southern Arkansas (the “Lanxess Property Project”) centers on the development of the Lanxess 1A Project, which marks the first commercial lithium extraction initiative on the extensive brine leases operated by LANXESS in Arkansas. LANXESS operates three existing brine processing facilities for bromine extraction, covering over 150,000 acres of unitized brine leases in southern Arkansas. The Lanxess 1A Project is strategically located at the Lanxess South Plant near El Dorado, Arkansas.

Brine has been continuously extracted for bromine production since 1957 on the Lanxess Property. LANXESS operates three brine processing facilities, South, Central and West on the Lanxess Property. On September 6, 2023, the Company announced a measured and indicated resource of 2,816,000 tons LCE, at an average lithium concentration of 148 mg/L and a proven and probable reserves of 208,000 tons LCE with an average lithium concentration of 217 mg/L.

Standard Lithium has been successfully operating an industrial-scale DLE Demonstration Plant at the Lanxess 1A Project location for over four years. This Demonstration Plant plays a crucial role as a testing and optimization facility, refining the commercial blueprint for scalable and replicable DLE processes. In Q4 of 2023, the Company completed a DFS for the Lanxess 1A Project, which is planned to be situated at the Lanxess South Plant. This innovative project aims to produce battery-quality lithium carbonate by utilizing DLE technology to extract lithium from an existing bromine production operation.

The Company may advance toward an FID for the Lanxess 1A Project, with the timing contingent upon ongoing project definition, brine fee and royalty establishment, and the completion of project financing initiatives.

The development of the Lanxess 1A Project is governed by an amended and restated memorandum of understanding dated February 23, 2022 (the “Amended and Restated MOU”) with LANXESS, signed on February 23, 2022. This Amended and Restated MOU builds on earlier agreements, including the initial memorandum of understanding from May 4, 2018, and the joint venture term sheet from November 9, 2018, which focused on evaluating the commercial viability of lithium extraction from brine produced as part of LANXESS’s bromine operations.

On December 1, 2023, LANXESS announced its decision to participate as a brine supplier and infrastructure provider for the Lanxess 1A Project, opting not to acquire an equity interest in the Company’s wholly owned subsidiary which currently holds the Lanxess Property Project (the “Project Company”). This decision grants Standard Lithium the flexibility to explore other project-level equity investments and offtake arrangements while retaining full ownership of the Project Company.

Under the cooperative framework with LANXESS, the parties are focusing on the Lanxess 1A Project as the initial step. This framework is expected to include a brine supply and disposal agreement, a lease agreement for the production facility site, and the provisioning of certain infrastructure services. These agreements, which are currently under negotiation, will form the basis of the operational framework for the Lanxess 1A Project.

In Q1 of 2019, the Company initiated mini-pilot scale process work, using tail brine collected from operating facilities in southern Arkansas. This work and data collected formed the basis for the design of the full-scale, fully automated, modular Demonstration Plant, aimed for continuous 24/7 operation. The Company engaged Zeton Inc. (“Zeton”) to build the Demonstration Plant. The Demonstration Plant was constructed by Zeton in three phases and the final modules were transported to and installed at LANXESS’ south plant facility in southern Arkansas in mid-October 2019. The Company and their contractors completed initial installation of the Demonstration Plant at LANXESS’ south plant facility in southern Arkansas. During November and December 2019, a semi-permanent all-weather structure was installed to enclose the Demonstration Plant, and an office/control room and an analytical laboratory were also installed. The plant’s primary focus is to test, trial and optimize the most effective DLE process for the specific brine conditions. Since October 2022, the Company has been testing the KTS proprietary Li-Pro LSS technology at the Demonstration Plant alongside the Company’s proprietary LiSTR process.

On May 19, 2020, the Company announced full-time operation of the Demonstration Plant. The plant is designed to process up to 50 USGPM of tail brine, extract the lithium, with the aim of producing a high quality, concentrated lithium chloride intermediate product. This product can then be converted into battery quality lithium carbonate, either via conventional OEM processes, or via the proprietary SiFT technology the Company is developing. As of July 15, 2020, the Company’s SiFT pilot plant was operational and represents the next generation of lithium carbonate crystallization, promising higher purities and more consistent product specifications, all requirements of the next generations of lithium-ion batteries.

This Demonstration Plant, as pictured below, serves as a testing and optimization facility, refining the commercial blueprint for scalable and replicable DLE processes. The focus is on extracting lithium from LANXESS’s post bromine extraction tail brine, yielding a high-purity lithium chloride (LiCl) solution. This LiCl solution can then undergo further refinement into battery-quality lithium carbonate or lithium hydroxide. The highly automated three-story Demonstration Plant is complemented by adjacent separate buildings housing the control room, office and an analytical laboratory, ensuring precise and monitored lithium extraction processes. The resulting high-purity lithium chloride solution can either be processed further at the Company’s on-site carbonation pilot plant or sent to a third party for refining using OEM technology.

On September 1, 2021, the Company announced completion of the installation of the SiFT lithium carbonate plant, with all major connections made to the existing Demonstration Plant and the installation of a new weatherproof enclosure.

On September 6, 2023, the Company announced the results of a DFS on the Lanxess Property Project. On October 18, 2023, the Company filed a DFS for its Lanxess Property Project2. See “Mineral Properties – Lanxess Property Project” below.

Lithium Brine Processing R&D Project

Standard Lithium is focused on continuously improving its lithium extraction and refining technologies through its technical group.

This work centers on several areas: (i) pre-treating brines using filtration technologies; (ii) selectively extracting lithium from pre-treated brine to produce concentrated lithium salt solutions; (iii) purifying and crystallizing these solutions to produce battery-grade lithium products; and (iv) de-risking the technology by designing, building, and operating progressively larger pilot and pre-commercial plants.

As part of these efforts, the Company entered into a joint development agreement with Koch Engineered Solutions to support the commercial deployment of its projects. In March 2024, Standard Lithium installed a commercial-scale lithium extraction column—referred to as a LiPRO™ LSS unit—at its Demonstration Plant near El Dorado, Arkansas. This column, supplied by KTS, is the same size and design as those planned for the Company’s commercial projects, including the Lanxess Phase 1A and South West Arkansas Project.

On April 24, 2024, the Company announced that it had successfully commissioned a commercial-scale DLE column at its DLE facility, which is one of the largest continuously operating DLE facilities in North America. The Company further announced that during a representative period of continuous operation, the commercial-scale column exceeded design parameters, achieving an average lithium recovery of 97.3%.

The lithium extraction column has been integrated with the Demonstration Plant for testing and optimization. This step is intended to provide validation and information necessary for ongoing project financing processes, as well as for the FEED and DFS studies for the South West Arkansas Project.

This work, carried out at project sites and various other locations in the United States and Canada, supports the Company’s efforts to advance its projects toward commercial-scale production.

Carbon Capture Project

On September 14, 2021, the Company announced that it was undertaking and funding a pilot project in southern Arkansas to test a novel carbon capture technology. The pilot project is being conducted with the owner of the technology, Aqualung, and a pilot carbon capture unit was installed at a natural gas processing site in southern Arkansas owned and operated by Mission Creek Resources LLC. The pilot project will take a slipstream of flue gas for processing through the Aqualung pilot unit. The resulting concentrated carbon dioxide (“CO2”) stream will then be used in the Company’s ongoing research and development (“R&D”) program to understand how CO2 may be permanently sequestered by the Company as part of normal brine reinjection activities. This R&D program will then expand to consider how CO2 may also be used as an alternative reagent at several points in the Company’s process flowsheet.

The Company believes the patent-protected Aqualung carbon capture systems (“CCS”) technology, developed by the Norwegian University of Science and Technology (“NTNU”), is an innovative approach with the ability to deliver a cost effective, scalable, modular decarbonization solution.

The Aqualung CCS technology results from over 20 years of research at NTNU and is based on a membrane system that selectively extracts CO2 from a wide range of CO2 sources emitted by hydrocarbon-burning energy sources. It produces a high purity CO2 gas stream that can either be sequestered or reused.

2 See NI 43-101 technical report titled “NI 43-101 Technical Report for the definitive feasibility study for commercial lithium extraction plant at Lanxess South Plant” with an effective date of August 18, 2023 and available under the Company’s SEDAR+ profile at www.sedarplus.ca.

The Company has invested $2.5 million in Aqualung as part of a $10 million strategic equity round that included Nasdaq listed, Golar LNG, London-based shipowner, Global Ship Lease and Geneva-based metals trading services group, MKS Pamp. Dr. Andrew Robinson, President and COO of the Company also joined the board of Aqualung.

On January 31, 2023, the Company installed its carbon capture pilot plant in Southern Arkansas to assess sustainable production practices in collaboration with its investment partner, Aqualung. The pilot plant signifies the beginning of the Company’s research and development activities focused on CO2 sequestration methods.

Specialized Skills and Knowledge

Successful exploration, development and operation of the Company’s lithium projects will require access to personnel in a wide variety of disciplines, including geologists, geophysicists, engineers, chemists, drillers, managers, project managers, accounting, financial and administrative staff, and others. Since the project locations are also in jurisdictions familiar with and friendly to resource extraction, management believes that the Company’s access to the skills and experience needed for success is sufficient.

Competitive Conditions

The Company’s activities are directed towards the exploration, evaluation and development of mineral deposits. There is no certainty that the expenditures to be made by the Company will result in discoveries of commercial quantities of mineral deposits. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company will compete with other interests, many of which have greater financial resources than it will have, for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts, and the Company may not be able to successfully raise funds required for any such capital investment. See “Risk Factors – Competition” below.

Components

Standard Lithium is focused on the sustainable development of a portfolio of lithium-brine bearing properties in the United States, utilizing scalable, proven, and optimized lithium extraction and purification technologies. The Company has secured brine leases through direct acquisition from public lands or private landowners and has established various commercial partnerships with existing brine resource holders in Arkansas, Texas, and California. The Company continues to explore additional opportunities in other jurisdictions.

The Company’s collaboration with Equinor is a key aspect of its development strategy. Equinor’s investment supports the advancement of the South West Arkansas Project and the development activities within the Smackover Formation in East Texas. This partnership is central to the Company’s strategy of establishing a sustainable lithium supply chain in the United States.

Under the terms of the Amended and Restated MOU, LANXESS is expected to support the development of the Lanxess Property Project. While LANXESS has elected not to acquire an equity interest in the Project Company, they may provide the necessary brine supply, site lease, rights of way, infrastructure, and other services for the Lanxess 1A Project through a series of commercial agreements.

Intangible Assets

The Company has developed a suite of IP related to novel technologies that can be deployed to either selectively extract lithium from brine or convert and purify intermediate lithium chemicals to higher purity materials. This IP suite is protected by a series of patents, and where the underlying inventor is an associate of, consultant or third party to the Company, exclusive rights or sole-licensing agreements are in place to allow the Company unfettered access to the patent(s) and associated know-how.

Business Cycles

Mining is a cyclical industry and commodity prices fluctuate according to global economic trends and conditions. See “Risk Factors – Risk Related to the Cyclical Nature of the Mining Business” below.

Economic Dependence

The Company’s economic dependence is closely tied to its partnership with Equinor for the development of the South West

Arkansas Project and the East Texas properties. Pursuant to the Equinor Transaction, Equinor acquired a 45% interest in the former subsidiaries holding these projects, providing an initial payment and committing to further investments, subject to positive FIDs. Equinor will initially fund development and exploration costs for these projects, with additional costs shared on a pro-rata basis. The Company may receive milestone payments upon reaching FIDs. The Company retains majority ownership and operatorship of both projects, which are governed by development services agreements and a limited liability company agreement, with certain significant decisions requiring approval of both partners. The success of these projects is substantially dependent on Equinor continuing to provide the investments as detailed in the associated membership interest purchase and sale agreement (the “MIPSA”).

The development of the Lanxess Property Project is also substantially influenced by the terms of the Amended and Restated MOU with LANXESS. LANXESS has informed the Company of its decision not to exercise its option to acquire an equity interest in the Project Company or participate in offtake arrangements for the Lanxess 1A Project. However, LANXESS may provide the necessary brine supply, site lease, rights of way, infrastructure, and other services for the Lanxess 1A Project through a series of commercial agreements.

Changes to Contracts

The Company continues to work with Equinor under the terms of their partnership, particularly concerning the South West Arkansas Project and the East Texas properties. Any changes to contracts entered into with Equinor in relation to these projects, including milestone payments to be made by Equinor, will be dependent on reaching positive FIDs as outlined in the MIPSA.

The Company announced that SWA Lithium LLC had finalized a license agreement with KTS, particularly in relation to the use of proprietary technologies at the Company’s Smackover Formation projects. These agreements are an important part of the Company’s broader strategy to integrate proven technologies into its commercial-scale operations.

As the Company advances the Lanxess Property Project, and in accordance with the Amended and Restated MOU, the Company and LANXESS may negotiate several key agreements related to the development of the Lanxess 1A Project. These agreements may cover areas such as tail brine supply and disposal, the site lease at the Lanxess property, service agreements, development agreements, and license agreements. These potential agreements remain contingent upon further project definition, royalty rate establishment, and the Company securing financing for the commercial plant.

Environmental Protection

The Company's exploration and development activities, as applicable, are subject to various levels of federal, state and local laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties.

Employees

As of the date of this AIF, the Company has 43 employees, along with numerous contractual engagements with operators, engineers, and back-office employees as further described in “Description of the Business – Social Responsibility and Community Relations” below.

Foreign Operations

The Company’s property interests are all located outside of Canada, with the projects being in the United States. The lithium business in which the Company operates is increasingly affected by political factors, including geopolitical tensions among major world powers and industrial policy promoting the development of domestic electric vehicle and battery production infrastructure. These factors are relevant in the United States.

Reorganizations

Except as set forth above in “General Development of the Business – Three Financial Fiscal Period History”, there have been no corporate reorganizations within the three most recently completed financial fiscal periods of the Company and there is no corporate reorganization completed during or proposed for the current financial fiscal period.

Social or Environmental Policies

The Company is committed to maintaining high standards of integrity, professional conduct, and environmentally responsible business practices. The operations are guided by a commitment to producing sustainable lithium chemicals that contribute to energy security, reliability, and environmental responsibility. The Company prioritizes minimizing environmental impacts through careful project planning, compliance with regulatory standards, and the adoption of best practices in environmental management.

In addition to environmental stewardship, the Company is dedicated to fostering positive social outcomes in the regions where it operates. This includes engaging with local communities, respecting cultural and environmental values, and ensuring that its activities generate mutual benefits. The Company seeks to build trust and transparency with stakeholders by upholding ethical business practices and contributing to the social and economic well-being of the communities associated with its projects.

Social Responsibility and Community Relations

The Company remains committed to supporting the community as a central element of its operations. In support of the communities surrounding the South West Arkansas Project and the Lanxess Property Project, initiatives include participating in STEM events with local school districts, establishing a community office location, supporting local non-profits and charities, and hosting stakeholders at the Demonstration Plant. Additionally, the Company has taken part in music festivals, holiday events, and Independence Day celebrations. These initiatives reflect the Company's ongoing dedication to fostering positive relationships and contributing to the cultural and social vitality of the regions in which it operates.

To further support local workforce development, the Company has established partnerships with institutions such as South Arkansas Community College. These collaborations are aimed at enhancing training programs to prepare community members for specialized roles within the Company's projects. Currently, the Company employs approximately 28 engineers, operators, technicians, and administrative staff, predominantly drawn from nearby communities. This strategy underscores the Company’s commitment to local employment and economic development.

As the Company extends its operations into East Texas, a similar approach will be adopted, with efforts focused on engaging local stakeholders and ensuring that the benefits of its projects are shared with the surrounding communities. The Company's ongoing focus on sustainable development seeks to balance environmental stewardship with the social and economic needs of the regions in which it operates.

MINERAL PROPERTIES

The Company has two material mineral properties: the South West Arkansas Project and the Lanxess Property Project. Each property will be discussed below separately.

South West Arkansas Project

Please refer to the technical report titled “NI 43-101 Technical Report, South West Arkansas Project” dated September 18, 2023 (the “South West Arkansas PFS”), as filed on the Company’s SEDAR+ profile, for detailed disclosure relating to:

•
Project Description and Location;
•
Accessibility, Climate, Local Resources, Infrastructure and Physiography;
•
History;
•
Geological Setting and Mineralization;
•
Deposit Types;
•
Exploration;
•
Drilling;
•
Sample Preparation, Analyses and Security;
•
Data Verification;
•
Mineral Processing and Metallurgical Testing;
•
Mineral Resource Estimates;
•
Mineral Reserve Estimates;
•
Mining Methods;
•
Recovery Methods;
•
Project Infrastructure;
•
Market Studies and Contracts;
•
Environmental Studies, Permitting and Social or Community Impact;
•
Capital and Operating Expenditure Costs;
•
Economic Analysis;
•
Adjacent Properties;
•
Other Relevant Data and Information;
•
Interpretation and Conclusions; and
•
Recommendations.

The following is a summary of the South West Arkansas PFS, prepared by a multi-disciplinary team of qualified persons (“QPs”) that includes geologists, hydrogeologists, chemical, process and civil engineers with relevant experience in the lithium-brine confined aquifer type deposits, Smackover Formation geology and brine processing. The authors include Frank Gay, P.E., Caleb Mutschler, P.E. and Dutch Johnson, P.E. of HGA, Marek Dworzanowski, BSc of Metallurgical Eng., Randal M. Brush, P.E. and Robert E. Williams, P.Geo., CPG of William M. Cobb & Associates, Inc. (now Haas & Cobb Petroleum Consultants), and Chuck Campbell, P.E. of Alliance Technical Group.

The South West Arkansas PFS is incorporated by reference herein and for full technical details, the complete text of the South West Arkansas PFS should be consulted.

The following summary does not purport to be a complete summary of the South West Arkansas Project and is subject to all the assumptions, qualifications and procedures set out in the South West Arkansas PFS and is qualified in its entirety with reference to the full text of the South West Arkansas PFS. The following summary is subject to any updated information contained elsewhere in this AIF.

Property Location and Ownership

The center of the South West Arkansas Project is located approximately 24 km (15 miles) west of the City of Magnolia in Lafayette County, south western Arkansas, United States. The South West Arkansas property encompasses Townships 16-17 South and Ranges 22-24 West of the 5th Meridian and lies wholly within Lafayette and Columbia counties.

The South West Arkansas Project property is comprised of 489 land tracts containing 851 individual leases and eight salt water (brine) deeds that covers 10,953 net mineral hectares (27,066 net mineral acres). The proposed unitized South West Arkansas Project property encompasses 14,908 gross mineral hectares (36,839 gross mineral acres) and forms the updated

2023 resource and project area.

The leases and deeds are held by TETRA. Standard Lithium acquired the South West Arkansas Project brine production rights to lithium directly from TETRA through an option agreement providing that the Company makes annual payments. TETRA began acquiring brine deeds and/or brine leases in 1992 and added additional brine leases in 1994, 2006 and 2017. The South West Arkansas Project brine leases and deeds have yet to be developed for production of brine minerals.

Geology, Indicated and Inferred Mineral Resource Estimation

The lithium brine indicated and inferred resource, as reported, is contained within the Upper and Middle Members of the Smackover Formation, a late Jurassic oolitic limestone aquifer that underlies the entire South West Arkansas Project area. The Upper and Middle Smackover formations aquifer is situated at a depth of approximately 2,700 m (or about 8,800 feet) beneath ground level. This brine resource is in an area where there is localized oil and gas production, and where brine is produced as a by-product of hydrocarbon extraction. The data used to estimate and model the resource were gathered from existing and suspended oil and gas production wells on or adjacent to the South West Arkansas Project and surface seismic information.

The resource present in the Smackover Formation below the project was updated based on the proposed unitized area encompassing 36,839 gross mineral acres (14,908 gross mineral hectares). Using a cut-off criteria of 50 mg/L lithium, the South West Arkansas Project mineral resource estimate is classified as indicated and inferred according to the CIM Standards. The total (global) in-situ indicated lithium brine resource is estimated at 269,000 metric tons of elemental lithium, or 1,430,000 metric tons lithium carbonate equivalent ("LCE") at an average concentration of 446 mg/L; see Table 1-1 below for more detail. The inferred mineral resource is estimated to be 74,000 tons of elemental lithium or 392,000 metric tons LCE at an average concentration of 405 mg/L.

The resource present in the Smackover Formation below the South West Arkansas Project was updated based on the proposed unitized area encompassing 36,839 gross mineral acres (14,908 gross mineral hectares). Using a conversion factor of 6.0606 kg lithium hydroxide monohydrate ("LHM") equivalent per kg of lithium and 5.323 kg of LCE per kg of lithium, the indicated resource value corresponds to estimates of 1,430 thousand metric tons LCE and 1,630 thousand metric tons LHM equivalent. For the inferred resource, the estimates are 392 thousand metric tons LCE and 446 thousand metric tons LHM; see Table 1-1 and Table 1-2 below for more detail.

Table 1-1 South West Arkansas Property Geological Factors and Indicated Lithium Resource Estimation

	Indicated Resource

Smackover Formation	North Upper	South Upper	Total Upper

Gross Volume, km3	4.69	2.80	7.49

Net Volume, km3	3.17	1.94	5.11

Average Porosity	11.7%	11.9%	11.8%

Average Lithium Concentration, mg/L	408	507	446

Indicated Lithium Resource, Thousand Tons	153	116	269

LCE, Thousand Tons	810	620	1,430

Table 1‑2 South West Arkansas Property Geologic Factors and Inferred Lithium Resource Estimates

	Inferred Resource

Smackover Formation	North Middle	South Middle	Total Middle

Gross Volume, km3	6.04	2.98	9.02

Net Volume, km3	1.60	0.46	2.06

Average Porosity	9.0%	8.1%	8.8%

Average Lithium Concentration, mg/L	379	508	405

Inferred Lithium Resource, Thousand Tons	55	19	74

LCE, Thousand Tons	292	100	392

Notes:

1.
Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no guarantee that all or any part of the mineral resource will be converted into a mineral reserve. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.
2.
Numbers may not add up due to rounding to the nearest 1,000 unit.
3.
A minimum lithium concentration cutoff was not applied in this analysis because the entirety of the South West Arkansas Property exceeds the previously-used 100 mg/L cutoff value.
4.
The resource estimate was developed and classified in accordance with guidelines established by the Canadian Institute of Mining and Metallurgy. The associated technical report was completed in accordance with the Canadian Securities Administration’s National Instrument 43-101 and all associated documents and amendments. As per these guidelines, the resource was estimated in terms of metallic (or elemental) lithium.
5.
In order to describe the resource in terms of ‘industry standard’ lithium carbonate equivalent, a conversion factor of 5.323 was used to convert elemental lithium to LCE.

With respect to reconciliation of resources, the updated South West Arkansas Project resource is 52% larger than the PEA resource estimate. The resource increase is primarily related to the higher concentration of lithium, which increased in concentration from an overall average of 255 mg/L to 437 mg/L. Higher lithium concentrations offset a reduction in brine volume associated with tightened and enhanced reservoir definition.

Recovery Method and Mineral Processing

The Company’s objective is to produce battery-grade LHM from the brine produced from the Smackover Formation. A network of 21 brine supply wells will produce from the Smackover Formation averaging about 2,057 m3/day per well for an aggregated total production of 43,199 m3/day (1,800 m3/hr or 7,925 US gallons per minute). Brine from the supply wells will be conveyed to a single combined lithium extraction and lithium hydroxide production facility by a network of underground fiberglass pipelines totaling approximately 23.09 km (14.35 miles) in length. The brine entering the processing facility will be pre-treated to remove hydrogen sulfide gas (H2S), suspended solids and hydrocarbons, prior to processing by the Company’s proprietary DLE process, LSS. After lithium extraction, the lithium depleted brine is returned via a pipeline system 41.8 km (26 miles) in length to a network of 22 brine reinjection wells completed in the Smackover Formation. The South West Arkansas Project as proposed will produce, on average, 30,000 metric tons of battery-quality LHM per year, over a 20-year timeframe. The final product lithium recovery is about 90%.

The production process parameters are supported by bench scale metallurgical testing, mini-pilot plant testing and Demonstration Plant program results. The Demonstration Plant is located about 40 km (25 miles) east of the South West Arkansas Project. It is the Company’s intent to use the information obtained from the Demonstration Plant to gather specific data related to lithium extraction scalability and economics.

Readers are cautioned that statements relating to the production process and recovery are based on using a processing technology that has not yet been commercially proven and there is a risk that actual results, performance, prospects and opportunities could differ materially from those expressed or implied by such forward-looking information.

Capital and Operating Cost Estimates

Capital Expenditure Costs

At full build-out, with estimated average production over 20 years of 30,000 metric tons per annum of LHM, the direct capital costs are estimated to be $845 million, with indirect costs of $218 million. A contingency of 20% was applied to direct costs ($211 million) to yield an estimated all-in capital cost of $1.3 billion. A summary of the capital expenditures (“CAPEX”) is provided in Table 2 below.

Table 2 Capital Cost Summary

Description	Direct Costs Million $(1)	Indirect Costs Million $(2)

Extraction and Reinjection Wellfield(3)	234.7	2.3

Pipelines(3)	60.5	7.1

Receiving/Pre-Treatment	118.4	48.2

Direct Lithium Extraction (LSS)	110.3	28.8

Purification and Concentration	110.8	42.8

Lithium Hydroxide Unit	121.5	36.8

Chemical Storage, Handling and Utilities	74.0	50.1

Plant Buildings	6.8	1.8

Sub-Total	837.0	217.9

Freight	8.0	—

Contingency	211.0(4)	—

CAPEX TOTAL	$1.27 billion

Notes:

1.
Direct costs were estimated using either vendor-supplied quotes, and/or engineer estimated pricing (based on recent experience) for all major equipment. Major equipment prices were scaled using appropriate American Association of Cost Engineers (“AACE”) Class 4 Direct Cost Factors as further described in the South West Arkansas PFS (provided by the relevant QP) to derive all direct equipment costs.
2.
Indirect costs were estimated using AACE Class 4 Indirect Cost Factors multiplied by the direct costs. Indirect costs include all contractor costs (including engineering); indirect labor costs and owner’s engineer costs.
3.
Exceptions to above costing estimate methodology were the wellfield and pipelines, which were based on HGA’s recent project experience in the local area.
4.
AACE Class 4 estimate includes 20% contingency on direct capital costs.

Operating Expenditure Costs

The operating cost estimate includes both direct costs and indirect costs, as well as allowances for mine closure, described fully in Table 3. The majority of the operating cost comprises electricity usage including conversion to LHM, as well as reagent usage required to extract the lithium from the brine. The all-in operating expenditures (“OPEX”) is $5,229 per ton of LHM.

Table 3 Operating Cost Summary

Description	Operating Cost $/ton LHM(1)

Workforce(2)	371

Electrical Power(3)	1,288

Reagents and Consumables(4)	1,158

Natural Gas(5)	15

Maintenance/Waste Disposal/Misc(6)	1,073

Indirect Operational Costs(7)	168

Royalties(8)	741

Sustaining Capital(9)	415

OPEX Total	5,229

Notes:

1.
Operating costs are calculated based on average annual production of 30,000 metric tons of LHM.
2.
Approximately 91 full time equivalent positions.
3.
Approximately 30% of electrical energy consumed by wellfield and pipelines; 70% by the processing facilities.
4.
The majority of reagent costs are comprised of sodium hydroxide and soda ash. Other reagents and consumables are air, hydrochloric acid, sodium metabisulfite, lime membrane replacement, nitrogen and scale inhibitors for pumps/wellheads.
5.
Assumes that all natural gas is purchased from open market and none is co-produced at the wellheads.

6.
Includes all maintenance and workover costs and is based on experience in similar-sized electrochemical facilities, brine processing facilities and Smackover Formation brine production wellfields.
7.
Indirect costs (insurance, environmental monitoring, community benefits etc.) are factored from other capital and operational costs, except for mine closure, which is based on known well-abandonment costs.
8.
Based on agreed royalties and expected future lease costs. Does not include future lease-fees-in-lieu-of-royalties which are still to be determined and subject to regulatory approval (lease-fees-in-lieu-of-royalties have been determined for bromine and certain other minerals in the State of Arkansas, but have not yet been determined for lithium extraction).
9.
Major equipment refurbishment and replacement is categorized as sustaining capital. Sustaining capital is shown included in the OPEX here to present an all-in annual operating cost.

Economic Analysis

The South West Arkansas Project economics assumed a selling price of battery quality LHM of $30,000/metric ton in 2023. The results of the internal rate of return (“IRR”) and the net present value (“NPV”) from the assumed CAPEX, OPEX and price scenario at full production, are presented in Table 4.

Table 4 Economic Evaluation Summary

Description	Units	Values

Average Annual Production (as LiOH•H2O)	tpa(1)	30,000(2)

Plant Operation	years	20

Total Capital Cost (CAPEX)	MM $	1,274(3)

All-in OPEX per ton	$/t	5,229

Selling Price	$/t	30,000(5)

Average Annual Revenue	MM $	900(6)

Discount Rate	%	8.0

Net Present Value (NPV) Pre-Tax	MM $	4,473

Net Present Value (NPV) Post-Tax	MM $	3,090

Internal Rate of Return (IRR) Pre-Tax	%	41.3

Internal Rate of Return (IRR) Post-Tax	%	32.8

Notes:

All model outputs are expressed on a 100% project ownership basis with no adjustments for project financing assumptions.

1.
Metric tons (1,000 kg) per annum.
2.
Total production for years 1 to 20 is 30,000 tpa LHM.
3.
AACE Class 4 estimate includes 20% contingency on direct capital costs.
4.
Includes all operating expenditures, ongoing land costs, established Royalties, sustaining capital and allowance for mine closure.
5.
Selling price of battery quality LHM based on a selling price of $30,000/t in 2023. Sensitivity analysis modeled the starting price between $24,000-$36,000/t.
6.
Average annual revenue over projected 20 year mine-life

LHM battery quality pricing sensitivity assessment was completed. LHM pricing was based upon a current price of $30,000 per metric ton. The sensitivity analysis is provided in Table 5 below.

Table 5 Lithium Hydroxide Monohydrate sale price post-tax sensitivity analysis

LHM Price in 2023(1) ($/t)	Post-Tax NPV ($ Million)	Post-Tax IRR

24,000	2,121	26.3%

30,000	3,090	32.8%

36,000	4,058	38.9%

Note:

1.
2% annual LHM price escalation from 2021 to the start of production in 2025 was applied.

South West Arkansas Project Related Risks and Uncertainties

A process specific risk analysis workshop was held with key members of the project team to assess initial and residual risk in the brine supply and lithium processes proposed for the South West Arkansas Project. The project risks identified with an assessment of their potential impacts are presented below.

•
If the brine production rate or lithium concentrations on which the South West Arkansas PFS is based are unavailable throughout the life of the project, the economics of the project could be impacted. The Company has carried out additional well testing and reservoir modeling specific to the project brine leases during the PFS to further prove the anticipated lithium values. This process has identified lithium concentrations higher than those used as the basis for the previously completed PEA, resulting in potential upside production. This in turn validates the South West Arkansas PFS base case of 30,000 metric tons of annual production of lithium hydroxide (“LiOH”). As a result, downside economics associated with lack of understanding of the resource is seen as a low risk.
•
Changes to the key operating parameters of the DLE process on which the South West Arkansas PFS is based could result in higher OPEX and/or CAPEX costs due to additional purification and concentration equipment requirements. To reduce this risk and optimize the process design, the Company continues to undertake extended testing, technology selection, and process optimization at their El Dorado, Arkansas, Demonstration Plant. Based on this continued work, a reduction in DLE performance for the commercial operations is seen as a low risk.
•
If the electrochemical and associated lithium hydroxide ("LiOH') conversion process does not perform as expected, it could result in higher OPEX and/or CAPEX costs. The technology is based on existing chlor-alkali industry technology and specific experience with lithium solutions, and the Company has successfully conducted testing of electrochemical cells using Smackover Formation brines processed by the Demonstration Plant. Based on this experience, this is seen as a low risk. However, continued testing is recommended in support of scale-up, process optimization, and improved process understanding to provide inputs to engineering and further mitigate the process risk.
•
If the market price of LiOH drops, project economics will be negatively affected. The Company has commissioned two independent market studies during the PFS that both showed continued, strong demand for LiOH throughout the project life. Based on the results of these studies and the current lithium market, the LiOH price used for the economic analysis is deemed to be conservative and any negative impact to project economics is seen as a low risk.
•
Global supply chain shortages and/or delays have been ongoing since the onset of the 2020 COVID-19 pandemic. These could negatively influence the project schedule and CAPEX. This is seen as a medium risk. To mitigate this risk, it is recommended that the long lead items be identified during the feasibility study phase and orders be executed in support of maintaining project schedule.
•
Natural disasters such as a tornado or earthquake in the project area could result in a loss of production. The likelihood of these events is understood based on local meteorological and geological data. The facilities will be designed to withstand the anticipated events based on their likelihood, and this is not cited as a cause of loss of production by other operators in the area. This is seen as a low risk.
•
If an unknown infringement of an existing process patent occurs, this could result in licensing claims which could affect the OPEX costs. The Company has a Joint Development Agreement in place with KTS for the DLE and the remaining process units are open art technologies, so this is seen as a low risk.
•
Construction costs and/or schedule overruns could impact the CAPEX costs. To mitigate this risk, a 20% contingency has been included in the current CAPEX and sensitivity analysis shows favorable economics for a higher CAPEX cost. The Company will work with experienced EPC contractors and issue lump sum turnkey contracts where possible, and the feasibility study will provide increased cost confidence. This risk is inherent in any project and with the proper mitigations is seen as a low risk.
•
A lithium brine royalty assessment has not yet been completed by the Arkansas Oil and Gas Commission ("AOGC"). This is an established process most recently completed for calcium chloride and magnesium chloride. Dependent on the determined rates, this could overly impact project economics. Based on the Company’s engagement with stakeholders in this process, this is seen as a low risk.
•
The process design from the South West Arkansas PFS requires multiple fresh water wells to supply process water to the central processing facility. No work has yet been conducted to determine the feasibility of permitting these wells. This is seen as a medium risk, and should be further investigated during the next project phase to confirm the feasibility or explore alternatives such as surface water supply.

Conclusions and Recommendations

Key Study Conclusions

The Company successfully executed a five-well exploration program that significantly improved the geologic description of the target Smackover Formation. The program addressed the three key factors that determine the quality of the resource: the total volume of brine based on core and log porosity data, the brine’s lithium concentration based on the analysis of multiple brine samples from the wells, and the productivity of the formation based on the core permeability data collected. Two QPs were closely involved with all aspects of the exploration program, including selecting the well locations; designing the coring, logging, and sampling programs; attending the coring and sampling of the wells; and analyzing the resulting data. In the opinion of both QPs, the resulting data and analyses fully support the conclusion that the inferred and indicated resources present at the South West Arkansas Project are of sufficient quality to justify pursuit of a lithium extraction project at the site.

Key Study Recommendations

As per the CIM guidelines for lithium-brine, and when reporting higher level of resource classification than reported in this PFS (i.e., indicated and inferred brine resources), the QPs must consider only those resources that are, or may become, recoverable under reasonably assumed technical and economic conditions. The logical next steps and work recommendations for the Company to elevate the South West Arkansas Project to a higher level of resource classification and project definition is to:

•
Conduct additional exploration activities including additional in-fill wells during the feasibility study phase. This will better quantify the resource and evaluate the potential for increased production above the upside production case identified in the South West Arkansas PFS and resultant upside economics, such that it can be included into project development planning.
•
Further develop the reservoir model in support of development of an optimized well plan and brine production profile.
•
Develop and optimize the flowsheet using the Demonstration Plant with a target of additional optimization. For example, review and optimize the processes such that the reagent usage can be minimized and solid-waste generation from the overall process can be substantially reduced or eliminated.
•
Continue optimization of the LSS DLE to improve the quality of the raw lithium chloride (“LiCI”) solution by elimination of impurities, including testing of new sorbents and adjustments to operating parameters.
•
Conduct all additional necessary engineering and feasibility studies (i.e. FEED level engineering) to integrate the project development findings into an updated resource classification and DFS.
•
Continue testing of electrolytic conversion of LiCl to LiOH in support of development of engineering inputs for design.
•
Undertake a logistics study to assess road versus rail for supply of reagents and for export of products during the next project phase.
•
Complete any necessary OEM testing for lithium hydroxide concentration and evaporation/crystallization to a battery-quality lithium hydroxide product.
•
Identify long lead items that impact project schedule and develop procurement packages and strategy to facilitate potential opportunity for early purchasing in support of optimizing the project execution schedule.
•
Engage with AOGC to support definition of royalty for lithium production from brine in Arkansas in support of detailed understanding of project economics.
•
Drill additional test wells targeting the Upper, Middle, and Lower Smackover to provide:
a.
Geologic data;
b.
Lithium concentrations;
c.
Long term production test information to estimate well rates, the number of wells needed, facility rates, and the completion plans for those wells;
d.
Information regarding the potential extent of a Lower Smackover development target;
e.
Information regarding the benefit of well stimulation to well productivity;
f.
Monitor the test wells for salt precipitation, evaluate the potential effect of salt precipitation on production operations, identify remediation options; and
g.
Conduct long term production tests on one or more of the 2023 exploration program wells; decide on scope of these tests based on the results of the new test wells.
•
Update the geologic description.
•
Revise and adjust the categories of the resource estimates.

•
Revise the simulation model input geologic description and optimize the SWA Property development plan, including offtake rate, well count, and well configuration.

The authors of the South West Arkansas PFS recommend that the Company approaches accomplishing these tasks over a two-year period. The total estimated cost of the recommended work including contingency is $22.4 million.

Lanxess Property Project

On October 18, 2023, the Company filed a DFS for the Lanxess Phase 1A Property Project. The following information should be read in conjunction with the Lanxess DFS (as defined below).

The following is a summary of the technical report titled “NI 43-101 Technical Report for the Definitive Feasibility Study for Commercial Lithium Extraction Plant at Lanxess South Plant” dated August 18, 2023 (the “Lanxess DFS”), prepared by a multi-disciplinary team of QPs that include geologists, hydrogeologists and chemical engineers with relevant experience in brine geology, brine resource modeling and estimation, and lithium-brine processing. The authors include Randal M. Brush, P.Eng. and Robert E. Williams Jr., P.Geo., CPG of William M. Cobb & Associates, Inc. (now Haas & Cobb Petroleum Consultants), Charles Daniel Campbell, P.Eng. of Alliance Technical Group, LLC, Frank Gay, P.Eng. of Hunt, Guillot & Associates, LLC, Susan B. Patton, P.E. of RESPEC Company, LLC, and Mike Rockandel, RM-SME of Mike Rockandel Consulting, LLC.

The Lanxess DFS is incorporated by reference herein and for full technical details relating to the following, the complete text of the Lanxess DFS should be consulted:

•
Project Description and Location;
•
Accessibility, Climate, Local Resources, Infrastructure and Physiography;
•
History;
•
Geological Setting and Mineralization;
•
Deposit Type;
•
Exploration;
•
Drilling;
•
Sample Preparation, Analyses and Security;
•
Data Verification;
•
Mineral Processing and Metallurgical Testing;
•
Mineral Resource Estimates;
•
Mineral Reserve Estimates;
•
Mining Methods;
•
Recovery Methods;
•
Project Infrastructure;
•
Market Studies and Contracts;
•
Environmental Studies, Permitting and Social or Community Impact;
•
Capital and Operating Costs;
•
Economic Analysis;
•
Adjacent Properties;
•
Other Relevant Data and Information;
•
Interpretation and Conclusions; and
•
Recommendations.

The following summary does not purport to be a complete summary of the Lanxess Property Project and is subject to all the assumptions, qualifications and procedures set out in the Lanxess DFS and is qualified in its entirety with reference to the full text of the Lanxess DFS. Readers should read this summary in conjunction with the Lanxess DFS.

Property Location and Description

The Lanxess Property is located south and west of the City of El Dorado in Union County, Arkansas, United States. The southern and western edges of the Lanxess Property border the State of Louisiana (LA) and Columbia County, respectively. The Lanxess Property encompasses Townships 16-19 South, and Ranges 15-18, West of the 5th Meridian (W5M). The Lanxess Property center is at UTM 520600 Easting, 3670000 Northing, Zone 15N, NAD83.

Ownership and History

Ownership

The Lanxess Property is presently owned by LANXESS, a specialty chemicals company based in Cologne, Germany. Presently, LANXESS is listed in the Dow Jones Sustainability Index and FTSE4Good Index.

LANXESS owns 100% of the brine leases and brine rights on their properties, either by an executed brine lease or by operation of law, as a result of unitization by the AOGC. The land package consists of 150,081.81 acres that cover over 607 km2. Of the total land package, 142,881.81 acres are ‘Unitized’ (each, a “Unit”) and approximately 7,200 acres occur outside the Unit boundaries (Non-Unitized).

History

Historical mineral resource estimates have been completed by APEX Geoscience, Ltd. (2018) and Worley (2019). APEX (2018) reported a maiden inferred resource of 580,000 tons of elemental lithium (“Li”). The total LCE for the maiden inferred resource is 3,086,000. Worley (2019) reclassified the inferred mineral resource through the demonstration of potential economics in a preliminary economic assessment based on additional sampling and test work by the Company.

The resource variation is attributed to the increase in the average Li concentration used to calculate the resource estimate from 165 mg/L Li to 168 mg/L Li. The increase in the average concentration is from the analytical results of 90 brine analyses versus 45 analyses in (Eccles et al, 2018). The doubling of analytical data increased the confidence level of the information used to calculate the indicated LANXESS Li-Brine resource estimate.

LANXESS Partnership

The Project Company has entered into commercial agreements with LANXESS which reserves up to 39 hectares (96 acres) for the development of the Lanxess Property Project and future phases of development at the site, which phases are subject to the completion of future feasibility studies (the “Reserved Lands”). Certain agreements with LANXESS contemplate future additional production of lithium chemicals across LANXESS’s facilities; the Lanxess Property Project as described herein does not include any expansions or additional lithium plants.

The Project Company is expected to lease approximately 20 hectares (50 acres) of the Reserved Lands pursuant to a ground lease agreement, leaving the balance available for future phases of development. The reservation of the real property for future development is anticipated to be addressed through a separate option agreement, which will supersede the current site access, reservation and license agreement, and a separate future ground lease agreement.

Geology and Mineralization

The focus of DFS is the lithium bearing Smackover Formation beneath LANXESS's Property. The Smackover Formation, Upper Jurassic in age, is commonly subdivided into two intervals: Upper and Lower. The Upper Smackover interval is the development target for the Lanxess Property Project and has been subdivided into the Reynolds Member oolite, an oolitic limestone, and the Middle Smackover. The Lower Smackover interval, also known as the Brown Dense, is composed of dark, dense limestone with argillaceous bands. The structure of the Smackover in the Property generally dips from north-northeast to south- southwest and varies in depth from approximately 1,920 meters (6,300 feet) subsea to approximately 2,621 meters (8,600 feet) subsea.

The Smackover Formation’s productive characteristics have been extensively characterized by the drilling of over 1,000 wells in approximately 600 former and producing oil and gas fields, with approximately 150 of those fields in Arkansas.

Mineral Resource Estimate

Mineral resources are subdivided in order of increasing geological confidence into inferred, indicated, and measured categories. The total in-situ measured and indicated brine resource for the Lanxess Property Project are estimated at 2.8 Mt of LCE or 529,000 metric tons of elemental lithium at an average lithium concentration of 148 mg/L across all three units. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no guarantee that all, or any part, of the mineral resource will be converted into a mineral reserve.

Table 6 Lanxess Property Project Mineral Resource Estimation by Brine Unit

Category	Units	South	West	Central	Central Expansion	Total
Lithium Concentration	mg/L	204	122	164	78	*
Measured Resource	Thousand tons	148	192	173	—	513
Indicated Resource	Thousand tons	—	—	—	16	16
Measured LCE Resource	Thousand tons	788	1,022	921	—	2,731
Indicated LCE Resource	Thousand tons	—	—	—	85	85

* Average lithium concentration in all three brine units is 148 mg/L.

Notes:

1.
Volumes are in-place.
2.
Cutoff of 9% porosity.
3.
The effective date is August 18, 2023.
4.
Mineral resources are inclusive of mineral reserves.
5.
The QPs for the Mineral resource estimates are Randal M. Brush, PE and Robert E. Williams, Jr., PG, CPG.
6.
The Mineral resource estimate follows 2014 CIM Definition Standards and the 2019 CIM MRMR Best Practice Guidelines.
7.
These mineral resources are not mineral reserves as they have not demonstrated economic viability.
8.
Calculated brine volumes only include measured and indicated mineral resource volumes that when blended from the well field result in feed above the cut-off grade of 100 mg/L.
9.
LCE is calculated using mass of LCE = 5.323 multiplied by mass of lithium metal.
10.
Results are presented in-situ. The number of metric tons was rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects.
11.
The QP is not aware of any known environmental, permitting, legal, title-related, taxation, socio-political or market issues, or any other relevant issue that could materially affect the potential development of mineral resources other than those discussed in the mineral resource estimates.

Mineral Reserve Estimate

Reserves were calculated from the simulated Smackover Formation brine production rates as applied to the Lanxess South Plant. Proven and probable reserves were estimated from the measured and indicated resources based on the forecast operating capacity of the Lanxess South Plant brine supply and disposal network projected for a 25 and 40-year period.

Proven and probable lithium brine reserves are estimated to be recovered by the Lanxess Property Project over a 25-year forecast period, with the anticipated start-up in 2026. Probable lithium brine reserves are estimated to be recovered from years 26-40.

Table 7 Lanxess Property Project Phase 1A Mineral Reserves Estimation

Category	Units	Proven	Probable	Proven + Probable

Brine Reserves	Million m3	125	84	209

Average Lithium Concentration	mg/L	227	201	217

Lithium Metal	Thousand tons	28.2	17.0	45.2

LCE Reserves	Thousand tons	129	79	208

Notes:

1.
The effective date is August 18, 2023.
2.
Any discrepancies in the totals are due to rounding effects.
3.
The QP for the mineral reserve estimate is Randal M. Brush, PE.
4.
Converted reserves are exclusive to the South Brine Unit.
5.
The average lithium concentration is weighted per well simulated extraction rates.
6.
The proven case assumes a 25-year operating life at 4.96 million m3/year of brine production at a cut-off of 100 mg/L.

7.
Proven plus probable reserves assume a 40-year operating life at 5.21 million m3/year of brine production at a cut-off of 100 mg/L.
8.
The reserves reference point for the Brine pumped, average lithium concentration, and lithium metal is the brine inlet to the processing plant.
9.
The reserves reference point for the LCE is the product output of the processing plant.
10.
Lithium carbonate production values consider plant processing efficiency factors.
11.
The mineral reserve estimate follows 2014 CIM Definition Standards and the 2019 CIM MRMR Best Practice Guidelines.
12.
LCE is calculated using mass of LCE = 5.323 multiplied by mass of lithium metal.
13.
The QP is not aware of any known environmental, permitting, legal, title-related, taxation, socio-political or marketing issues, or any other relevant issue, that could materially affect the potential development of mineral resources other than those discussed in the mineral resource estimates.

Recovery Method and Mineral Processing

The Company’s objective is to produce battery-grade lithium carbonate from the tail-brine. The Demonstration plant utilizes the LSS process to directly extract lithium ions from bromine depleted pretreated Smackover brine delivered from the Lanxess South Plant. LSS is a KTS proprietary technology. Under the joint development agreement with KTS, the Company has Smackover Formation regional exclusivity for the LSS process for a period of time. Eluate from the LSS process (raw lithium chloride solution) is concentrated and purified and subsequently converted into battery-quality lithium carbonate.

The Company proposes to process up to 680 m3/hr (3,000 US gpm) of brine containing on average 217 mg/L lithium over the 25-year life of the Lanxess Property Project. The brine is filtered, pH and temperature adjusted, followed by lithium extraction using the LSS process. The LSS product eluate is concentrated by conventional reverse osmosis, chemically softened for calcium and magnesium removal, and then passed through ion exchange columns to remove the residual calcium, magnesium, and boron. The treated brine is further concentrated by osmotically assisted reverse osmosis prior to conventional two-stage lithium carbonate crystallization to produce up to 5,730 metric tons per year of lithium carbonate. The effluent brine is returned to the LANXESS facility for reinjection into the Smackover Formation through existing injection wells.

The Company has operated the Demonstration Plant, exclusively processing Smackover brine from Lanxess South Plant, since May 2020. This has provided a valuable source of knowledge in regard to the behavior of the brine, direct testing of various process elements, and providing a test bed for operator training. In addition, the Demonstration Plant has facilitated an ability to produce lithium chloride samples along with brine samples from various stages of the process to support additional bench scale metallurgical testing, mini-pilot plant testing and vendor testing in support of equipment design and process guarantees. The testing undertaken during the DFS phase produced battery-quality lithium carbonate from Lanxess South Plant brines processed through the Demonstration Plant, confirming the viability of the process.

Based on the performance at the Demonstration Plant, process modeling, and various performance and design criteria from potential equipment vendors, the processing facility is expected to recover 93.1% of the lithium contained in the brine delivered by LANXESS into battery-quality lithium carbonate. Recent lithium recoveries at the Demonstration Plant are on the order of 95.4% from the commercial scale DLE column.

Readers are cautioned that statements relating to the production process and recovery are based on using processing technology that has not yet been commercially proven and there is a risk that actual results, performance, prospects and opportunities could differ materially from those expressed or implied by such forward-looking information.

Mineral Processing and Metallurgical Testing

The Company has developed a process flowsheet to selectively extract lithium from Smackover Formation brine and produce battery-quality lithium carbonate. Smackover brine used for lithium extraction by the Lanxess 1A Project will originate from the LANXESS tail brine system delivered from the existing South Brine Unit supply well network and South Plant bromine extraction operation. The Lanxess 1A Project will pre-treat the brine received from LANXESS to condition the brine prior to the lithium extraction process.

The mineral processing and hydrometallurgical flowsheet for the Project consists of seven process areas, being (i) brine production, (ii) bromine extraction and tail and bypass bring pre-treatment, (iii) feed brine pre-treatment for lithium extraction, (iv) DLE process, (v) purification and concentration of the LiCI solution, (vi) battery-quality lithium carbonate production, and (vii) effluent brine return to LANXESS for reinjection.

Capital and Operating Cost Estimate

CAPEX

The CAPEX, including contingency, to construct the Lanxess 1A Project is estimated at $365 million. Direct project costs represent $259 million and indirect project costs represent $56 million of the total cost. A contingency of $50 million is included, which equates to approximately 15% of direct and indirect costs.

The capital cost estimate is considered to have an accuracy range of -15% to +20%. All costs are expressed in US Dollars, and no allowances have been included for cost escalation.

The total estimated CAPEX for the Lanxess 1A Project by area is summarized in Table 8.

Table 8 Lanxess 1A Project Capital Cost Summary

Area	Capital Cost ($M)

Brine Delivery (Tie-ins)	9.0

Brine Pretreatment	43.3

Direct Lithium Extraction	38.1

Concentration and Purification	53.3

Carbonation	53.4

Drying, Milling and Packaging	18.9

Effluent Brine Disposal	24.3

Reagent Systems	8.8

Utilities	51.1

Other (Forst Fills, Membranes, Commercial Feeds)	14.8

Contingency	49.9

Total Capital Cost	364.9

Notes:

1.
Direct costs were estimated using either vendor-supplied quotes and/or engineer estimated pricing (based on recent experience) for all major equipment.
2.
Indirect costs include all contractor costs (including engineering), indirect labor costs and owner’s engineer costs.
3.
Any discrepancies in the totals are due to rounding effects.

The Company has undertaken efforts to effectively de-risk the construction process for the Lanxess 1A Project and ensure on-time delivery. This includes a term sheet with the nominated EPC contractor, Optimized Process Designs LLC, which sets out construction performance and schedule guarantees to ensure on-time construction, as well as guarantees related to the production of battery-quality lithium carbonate at the facility’s design capacity.

The capital cost estimate is based on construction and commissioning of the facility in accordance with the Lanxess 1A Project contracting strategy and Lanxess 1A Project schedule.

OPEX

The OPEX for the life of the Lanxess 1A Project is estimated to be $6,810/t of lithium carbonate. Labor, reagents, consumables, and energy account for over 70% of the OPEX. All-in operating cost, including sustaining capital expenditures is $7,390/t. A summary of the OPEX is included in Table 9.

Table 9 Annual Operating Cost Summary

Category	Average Annual Cost ($/t)(1)

Electrical Power and Infrastructure	950

Reagents and Consumables	2,880

Maintenance and External Services(2)	610

Workforce(3)	1,930

Insurance	340

Miscellaneous Costs(4)	100

Total Operating Cost	6,810

Sustaining Capital Expenditures(5)(6)	580

All-In Operating Cost	7,390

Notes:

1.
Operating costs are calculated based on an average annual production of 5,400 metric tons of lithium carbonate.
2.
Includes contract maintenance, solids waste disposal, and external lab services.
3.
Approximately 89 full time equivalent positions.
4.
Includes general and administrative expenses.
5.
Does not include future brine lease-fees-in-lieu-of-royalties which are still to be determined and subject to regulatory approval (lease-fees-in-lieu-of-royalties have been determined for bromine and certain other minerals in the State of Arkansas but have not yet been determined for lithium extraction).
6.
Does not include brine fees which may be due to LANXESS as a result of finalization of the commercial arrangements between LANXESS and Company.

Economic Analysis

The financial results are derived from inputs based on the annual production schedule summarized in Table 10. Sensitivity analysis on the unlevered economic results over a 25-year operating life are summarized in Table 11.

Table 10 Phase 1A Financial Results Summary

Category	Units	Value

Initial Annual Production of Li2CO3	tpa(1)	5,730(2)

Average Annual Production of Li2Co3	tpa	5,400

Plant Operating Life	Years	25(3)

Total Capital Expenditures (CAPEX)	$ millions	365(4)(5)

Average Annual Operating Cost (OPEX)	$/t	6,810

Average Annual All-in Operating Cost	$/t	7,390(6)(7)

Selling Price	$/t	30,000(8)

Discount Rate	%	8

Net Present Value Pre-Tax	$ millions	772

NPV After-Tax	$ millions	550(9)

Internal Rate of Return Pre-Tax	%	29.5

IRR After-Tax	%	24.0

Notes:

1.
Tons (1,000 kg) per annum.
2.
Initial annual production figure represents Year 2 production, following a ramp-up period in Year 1.
3.
Plant design and financial modeling based on 25-year economic life. Proven and probable reserves support a 40-year operating life.
4.
Capital expenditures include 15% contingency.
5.
No inflation or escalation has been carried out for the economic modeling.
6.
Includes operating expenditures and sustaining capital.

7.
Brine lease-fees-in-lieu-of-royalties (to be approved by AOGC) have not been defined and are not currently included in the economic modeling.
8.
Selling price of battery-quality lithium carbonate based on a flatline price of $30,000/t over total project lifetime.
9.
Assumes a U.S. Federal tax rate of 21% and State of Arkansas Tax rate of 5.1%, as well as variable property taxes.

Table 11 Sensitivity Analysis Summary

Category	After-tax NPV ($millions)	After-tax IRR (%)
Li2CO3 Price
-20%	337	18.4
0%	550	24.0
+20%	762	29.3
Production
-5%	502	22.8
0%	550	24.0
+5%	597	25.3
Capital Costs
+20%	491	20.4
0%	550	24.0
-20%	608	29.2
Operating Costs
+20%	507	22.9
0%	550	24.0
-20%	592	25.2

Sensitivity Analysis

A sensitivity analysis of the project key variables CAPEX, OPEX, selling price changing +/- 20%, and production +/- 5% was conducted to illustrate the impact of changes on the corresponding values of NPV and IRR. The sensitivity analysis of the Lanxess 1A Project economics indicates that the project is economically viable under the base case conditions as well as under the condition of the isolated cases of a 20% increased CAPEX, a 20% reduced product selling price, a 5% reduced production output, and a 20% increased OPEX.

The sensitivity analysis indicates the following for the Lanxess 1A Project:

•
IRR and NPV are most sensitive to the product selling price variation.
•
IRR and NPV are least sensitive to OPEX variation.
•
IRR and NPV are moderately sensitive to CAPEX and production.

Conclusions and Recommendations

The Lanxess 1A Project has been independently evaluated, leading to the following conclusions regarding the suitability of the proposed site and the viability of the Lanxess 1A Project. It is determined that a clear path is established to reach a positive FID subject to concluding remaining commercial agreements and obtaining the required financing.

Key Study Conclusions

•
The proven and probable reserves confirm the viability of the Lanxess 1A Project over its 25 year economic life at an average annual production rate of 5,400 metric tons per annum of lithium carbonate.
•
The proven and probable reserves support an operating life of up to 40 years.
•
The development and testing completed at the Demonstration Plant provides a robust basis for the commercial design which is based on DLE technology.
•
Work completed at the Demonstration Plant illustrates that lithium can be economically extracted from the lithium rich brine produced from the Smackover Formation.
•
The Lanxess 1A Project site (the “Site”) secured is considered well suited for development and is situated near all required utilities.
•
Environmental studies have concluded the Site is suitable for development with limited adverse environmental and social impacts, generally limited to the boundaries of the Site.
•
There is a clear pathway for the Lanxess 1A Project to obtain the state permits required for development.

•
The economic analysis yielded positive results in a timeline for development and first production that is considered realistic based on timely funding and is typical of projects of similar magnitude within industry.
•
Overall, the result of this DFS demonstrates that lithium can be economically extracted from the lithium rich brine within the Smackover Formation.

Key Study Recommendations

•
Obtain and review any new log and core data collected in the West, Central, and South Brine Units which may become available in the future.
•
Continue to monitor the Lanxess South Plant brine production performance.
•
Continue test work at the Demonstration Plant.
•
Continue to advance key permits and authorizations required for construction and operation of the Lanxess 1A Project.
•
Address the responsibility for pre-existing environmental conditions in commercial agreements.
•
Continue the process of establishing project-specific lithium royalties (lease-fees-in-lieu-of-royalties) with the AOGC.
•
Evaluate and pursue additional federal and state incentive programs which may be available to improve overall Lanxess 1A Project economics.
•
Consider offtake pricing mechanisms, to mitigate the commercial risk associated with short-term lithium price fluctuations.
•
Finalize definitive commercial agreements required to support a positive FID.

RISK FACTORS

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of the Company and could cause the Company’s operating and financial performance to differ materially from the estimates described in forward-looking information relating to the Company. These include widespread risks associated with any form of business and specific risks associated with the Company’s business and its involvement in the lithium exploration and development industry.

This section describes risk factors identified as being potentially significant to the Company and its material properties, the South West Arkansas Project, the East Texas properties, and the Lanxess Property Project. Additional risk factors may be included in the Lanxess DFS and the South West Arkansas PFS or other documents previously disclosed by the Company. In addition, other risks and uncertainties not discussed to date or not known to management could have material and adverse effects on the valuation of the Company's securities, existing business activities, financial condition, results of operations, plans and prospects.

An investment in the Company’s securities should be considered as highly speculative given the current stage of the Company’s business and development. Such an investment is subject to a number of risks at any given time. The risk factors set out below are not exhaustive and do not include risks the Company deems to be immaterial; however, even an immaterial risk has the potential to have a material adverse effect on the Company’s financial condition, operating results, business or future prospects. Investors should carefully consider these risk factors, many of which are beyond the Company’s control, together with other information set out in this AIF before investing in the Company’s securities.

Reliance on Key Personnel

The senior officers of the Company are critical to its success. In the event of the departure of a senior officer, the Company believes that it will be successful in attracting and retaining qualified successors, but there can be no assurance of such success. Recruiting qualified personnel as the Company grows is critical to its success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited, and competition for such persons is intense. As the Company’s business activity grows, it will require additional key financial, administrative, engineering, geological and other personnel. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have an adverse impact on future cash flows, earnings, results of operations and the financial condition of the Company. The Company is particularly at risk at this state of its development as it relies on a small management team, the loss of any member of which could cause severe adverse consequences.

Reliance on Third Parties

The Company relies on third parties to fulfil their obligations under agreements entered into between the Company and the third parties. The Company currently has entered into, may enter into, or will enter into multiple agreements, including the joint development agreement with Koch Technology Solutions, the brine supply and disposal agreement, the service agreement, the offtake participation agreement and the lease agreement with LANXESS for the Lanxess Property Project, and the membership interest purchase and sale agreement with Equinor.

Third parties may, as a result of financial or other reasons, be unable or unwilling to fulfill their obligations under the respective option, earn-in right or other agreement(s). Any one or a combination of these could result in liabilities for the Company and could adversely affect the value of the related project(s) and, by association, damage the Company’s reputation and consequently its ability to acquire or advance other projects and/or attract future partners.

Substantial Capital Requirements and Liquidity

As at December 31, 2024, the Company had a cash balance of $31,177, working capital (current assets less current liabilities) of $27,533 and current obligations of $5,772.

The Company anticipates that it will incur substantial capital expenditures for the continued exploration and development of its projects in the future. The Company currently has no revenue and may have limited ability to undertake or complete future drilling or exploration programs, process studies, or fulfill its capital contribution requirements under its joint venture arrangements. There can be no assurance that debt, equity, or other financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt, equity, or other financing is available, that it will be on terms acceptable to the Company. Moreover, future activities may require the Company to alter its capitalization significantly.

The inability of the Company to access sufficient capital for its operations could have a material and adverse effect on the Company’s financial condition, results of operations or prospects. Sales of substantial amounts of securities may have a highly dilutive effect on the ownership or share structure of the Company. Sales of a large number of Shares in the public markets, or the potential for such sales, could decrease the trading price of the Shares and could impair the Company’s ability to raise capital through future sales of Shares.

The Company has not yet commenced commercial production at any of its properties and as such, it has not generated positive cash flows to date and has no reasonable prospects of doing so unless successful commercial production can be achieved at the Company’s projects. The Company expects to continue to incur negative investing and operating cash flows until such time as it enters into commercial production. This will require the Company to deploy its working capital to fund such negative cash flow and to seek additional sources of financing.

Historically, capital requirements have been primarily funded through the sale of Shares. Factors that could affect the availability of financing include the progress and results of ongoing exploration at the Company’s mineral properties, the state of debt and equity markets, and investor perceptions and expectations of the global market for lithium and its derivatives. There is no assurance that any such financing sources will be available or sufficient to meet the Company’s requirements. There is no assurance that the Company will be able to continue to raise equity capital or that the Company will not continue to incur losses.

Offtake Risk

The dependence on third parties for offtake revenue that is periodic and the provision of essential support services raises the risk that a failure or material delay by the counterparties to these contracts or arrangements to perform their obligations thereunder, or breach of these contracts or arrangements by such counterparties, or the failure of the Company to enter into such contracts or arrangements due to a lack of viable terms, could have a material adverse effect on the Company’s business, operating results and financial position and its ability to successfully transition to operation and production of the South West Arkansas Project or, any of the Company’s future projects, and realize the benefits thereof.

Development of the South West Arkansas Project, East Texas properties and Lanxess Property Project

The Company’s business strategy depends in large part on developing the South West Arkansas Project, East Texas properties, and the Lanxess Property Project into commercially viable mines and processing facilities, as applicable. Whether a mineral deposit will be commercially viable depends on numerous factors, including: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) commodity prices, which are highly volatile; and (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of mineral resources and mineral reserves, environmental protection and capital and operating cost requirements. The capital expenditures and time required to develop the South West Arkansas Project, the East Texas properties and the Lanxess Property Project, are significant and the Company has not yet secured funding that it believes will be sufficient to cover the entirety of its share of capital expenditure obligations for development of the South West Arkansas Project, the East Texas properties and the Lanxess Property Project, respectively. Accordingly, there can be no assurance that the

Company will ever develop any of its projects and properties. If the Company is unable to develop all or any of its projects and properties into a commercial operating mine or processing facility, as applicable, its business and financial condition will be materially adversely affected.

Development and Production Uncertainties

Feasibility studies are used to determine the economic viability of a deposit. Many factors are involved in the determination of the economic viability of a deposit, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating estimates and the estimate of future commodity prices. Capital and operating cost estimates are based on many factors, including anticipated tonnage and grades to be mined, the configuration of the ore body, ground and mining conditions, expected recovery rates of the ore and anticipated environmental and regulatory compliance costs. Each of these factors involves uncertainties and, as a result, the Company cannot give any assurance that the estimates in the South West Arkansas PFS or Lanxess DFS will be correct or that the South West Arkansas Project or the Lanxess Property Project will produce profitable operating mine(s). If a mine is developed, actual operating results may differ from those anticipated in the South West Arkansas PFS or Lanxess DFS. There can be no assurance that delays will not be experienced. Should there be any delays, such delays may result in an increase in capital requirements, costs and expenditures.

Property Commitments

The Company’s mining properties may be subject to various land payments, royalties and/or work commitments. Failure by the Company to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Title

The acquisition of title to resource properties is a detailed and time-consuming process. The Company may acquire an interest in its properties through land use permits. Title to, and the area of, the properties may be disputed. There is no guarantee that such title will not be challenged or impaired. There may be challenges to the title of the property in which the Company may have an interest, including concessions which, if successful, could result in the loss or reduction of the Company’s interest in the property.

Although the Company has taken steps to verify the title to the resource properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration and development of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest).

Exploration and Development

Exploring and developing natural resource projects bears a high potential for all manner of risks. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. Moreover, even one such factor may result in the economic viability of a project being detrimentally impacted, such that it is neither feasible nor practical to proceed. Natural resource exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of natural resources, any of which could result in work stoppages, damage to property, and possible environmental damage. If any of the Company’s exploration programs are successful, there is a degree of uncertainty attributable to the calculation of resources and corresponding grades and in the analysis of the economic viability of future mine development and mineral extraction. Until actually extracted and processed, the quantity of lithium resources, reserves and grade must be considered as estimates only. In addition, the quantity of resources and reserves may vary depending on commodity prices and various technical and economic assumptions. Any material change in quantity of resources, reserves, grade or recovery ratio, may affect the economic viability of the Company’s properties. In addition, there can be no assurance that results obtained in small-scale laboratory tests, pilot plants or the Demonstration Plant will be duplicated in larger scale tests under on-site conditions or during production. The Company closely monitors its activities and those factors which could impact them, and employs experienced consulting, engineering, and legal advisors to assist in its risk management reviews where it is deemed necessary.

Operational Risks

The Company will be subject to a number of operational risks and may not be adequately insured for certain risks, including: environmental contamination, liabilities arising from historic operations, accidents or spills, industrial and transportation accidents, which may involve hazardous materials, labor disputes, catastrophic accidents, fires, blockades or other acts of social activism, changes in the regulatory environment, impact of non-compliance with laws and regulations, natural phenomena such as inclement weather conditions, floods, earthquakes, ground movements, cave-ins, and encountering unusual or unexpected geological conditions and technological failure of exploration methods.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the property of the Company, personal injury or death, environmental damage or, regarding the exploration or development activities of the Company, increased costs, monetary losses and potential legal liability and adverse governmental action. These factors could all have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Additionally, the Company may be subject to liability or sustain loss for certain risks and hazards against which the Company cannot insure or which the Company may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Construction Risks

As a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project.

Construction costs and timelines can be impacted by a wide variety of factors, many of which are beyond the control of the Company. These include, but are not limited to, weather conditions, ground conditions, performance of the mining fleet and availability of appropriate rock and other material required for construction, availability and performance of contractors and suppliers, inflation, delivery and installation of equipment, design changes, accuracy of estimates and availability of accommodations for the workforce.

Project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project. The timeline to obtain these government approvals is often beyond the control of the Company. A delay in start-up or commercial production would increase capital costs and delay receipt of revenues. Each of these risks could materially impact the Company’s financial position.

Environmental Risks

All phases of mineral exploration and development businesses present environmental risks and hazards and are subject to environmental regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances used and or produced in association with natural resource exploration and production operations. The legislation also requires that facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures, and a breach may result in the imposition of fines and penalties, some of which may be material.

If the Company uses certain federal funding programs on the South West Arkansas Project, East Texas properties, or the Lanxess Property Project an Environmental Assessment (“EA”), wetland delineation, floodplain study and a cultural resource study may be required. Irrespective of whether federal funding is used or not, the Company’s projects will require multiple permits for air, water, hazardous waste, resource extraction, and underground injection, as applicable. Permit application approvals in some cases will take more than a year from submission dates. Planning for the permits will need to take place with this long approval time in mind. Detailed plans will be needed so that the permit application process can be completed in a timely fashion. If the Company receives unfavorable results from any of these studies or assessments, it could materially and adversely impact the Company’s ability to complete its planned development.

Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require the Company to incur costs to remedy such discharge.

No assurance can be given that the application of environmental laws to the business and operations of the Company will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Company’s financial condition, results of operations or prospects.

Commodity Price Fluctuations

The prices of commodities vary on a daily basis. Price volatility could have dramatic effects on the results of operations and the ability of the Company to execute its business plan. The price of lithium materials may also be reduced by the discovery of new lithium deposits, which could not only increase the overall supply of lithium (causing downward pressure on its price), but could draw new firms into the lithium industry which could compete with the Company. Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the lithium produced. The development of the Company’s projects will be significantly affected by changes in the market price of lithium-based end products, such as lithium carbonate and lithium hydroxide. Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over short periods of time and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for lithium is affected by various factors, including political events, economic conditions and production costs in major producing regions. Furthermore, the price of lithium products is significantly affected by their purity and performance, and by the specifications of end-user battery manufacturers. If the products produced from the Company’s projects do not meet battery-grade quality and/or do not meet customer specifications, pricing will be reduced from that expected for battery-grade product. In turn, the availability of customers may also decrease. The Company may not be able to effectively mitigate against pricing risks for its products. Depressed pricing for the Company’s products will affect the level of revenues expected to be generated by the Company, which in turn could affect the value of the Company, its Share price and the potential value of its properties. There can be no assurance that the price of any mineral deposit will be such that any of its resource properties could be mined at a profit.

Joint Venture Risks

On May 7, 2024, the Company completed the Equinor Transaction, pursuant to which Equinor acquired a minority participating interest in the South West Arkansas Project, and the Company’s brine leases located in the East Texas Properties. Pursuant to the Equinor Transaction, the parties intend to collaborate in the development of the South West Arkansas Project and the East Texas Properties. The Company has assessed the nature of the Equinor Transaction and determined it to be a joint venture. Joint ventures are joint arrangements whereby the parties that have joint control have rights to the net assets of the arrangement. The Equinor Transaction indicates joint control as both parties are required to act together to direct relevant activities. Additionally, significant decisions regarding the Joint Ventures require unanimous consent from both parties.

Third-party ownership of interests in the properties and projects of the Company are subject to the risks normally associated with the conduct of joint ownership structures. These include the following: disagreements between the parties as to project development and operating matters; the inability of any or both parties to meet contractual obligations under the relevant agreements, such as funding requirements, or to third parties; and disputes or litigation between the parties regarding budgets, development activities, reporting requirements and other matters. The occurrence of any such matters could have a material adverse impact on the Company and the viability of its interests in the project over which a joint venture is created. This in turn could have a material adverse impact on the Company’s business prospects, results of operations and financial condition.

Lithium Market Growth Risks

The development of lithium operations at the Company’s projects is significantly dependent on the anticipated demand for lithium-based end products, such as lithium-ion batteries for electric vehicles and other large-scale energy storage solutions. While these markets are expected to grow, they currently hold limited market share, and their projected adoption rates are not guaranteed. If these markets do not develop as anticipated, the long-term growth potential for lithium products could be adversely affected, hindering the development and commercial viability of the Company’s projects, which would negatively impact the Company’s business and financial condition.

Additionally, as a commodity, the lithium market is susceptible to substitution effects, where end-users may opt for alternative materials in response to supply constraints or rising prices. The emergence of alternative battery technologies, such as sodium-ion batteries, could further impact the demand for lithium. If these alternative technologies gain significant market share, it could negatively affect the overall growth prospects and pricing of the lithium market, which in turn could have a detrimental effect on the Company’s projects and overall business performance.

Royalty Regime Risks

Changes in royalty policies, including the taxation of royalties, in jurisdictions where the Company operates could impact the economics of current and future lithium extraction projects. New or revised royalties or other fiscal regimes could affect project costs and profitability, potentially having a material adverse effect on the Company’s financial performance and project viability. An increase in royalties could also reduce earnings and make future capital investments and operations less economic.

EV Credit Risk

Demand for lithium-based end products, such as lithium-ion batteries for use in electric vehicles (“EV”), may be impacted by changes to government regulation and economic incentives. Government and economic incentives that support the development and adoption of EVs in the United States and abroad, including certain tax exemptions, tax credits and rebates, may be reduced, eliminated or exhausted from time to time. For example, previously available incentives favoring EVs in areas including Ontario, Canada, Germany, Hong Kong, Denmark and California have expired or were cancelled or made temporarily unavailable, and in some cases were not eventually replaced or reinstituted. Any similar developments could have a negative impact on overall prospects for growth of the lithium market and pricing, which in turn could have a negative effect on the Company and its projects.

Novel Technology Risks

The Company has explored various proprietary technologies (SiFT, LiSTR and LSS), which offer innovative lithium extraction and processing methods but have not yet been used in a commercial operation. To mitigate this risk, and assess their viability, the Company has constructed the Demonstration Plant focused on evaluating different technological approaches for extracting lithium from brine, a byproduct of existing production facilities. The Demonstration Plant serves as a platform for proof-of-concept and commercial feasibility studies. Despite these risk-mitigation steps, there are inherent uncertainties associated with the adaptation of novel technologies to commercial scales. These uncertainties include but are not limited to, effectiveness in process chemistry, scale efficiencies of recovery, throughput capacity, and cost-effectiveness of scaled production.

Additionally, the experimental nature of the Company’s diverse technological portfolio could lead to unanticipated complications. These might include unexpected costs, revisions in process chemistry and engineering, and other unforeseen circumstances. Such uncertainties could result in delays in the development of projects like the South West Arkansas Project, the East Texas properties and the Lanxess Property Project, or in increases in estimated capital or operational expenditures. These factors could materially and adversely affect the progression and commercial viability of any project undertaken by the Company.

Geopolitical Risks

The Company’s business is international in scope, with its incorporating jurisdiction and head office located in Canada and its projects located in the United States. In recent years there has been a substantial increase in political tensions among many jurisdictions, including between the United States, Canada and China. This political tension is particularly acute in respect of lithium, which has been identified as a ‘critical mineral’ in these jurisdictions and is the subject of increasingly active industrial policy. There is a risk that the Company’s connection to conflicting jurisdictions will have a negative impact on its ability to advance its business, including becoming subject to restrictions arising from industrial and trade policies (see “Industry Competition and International Trade Restrictions” below), a reduced ability to obtain ongoing financing and impediments to obtaining government approvals, all of which could have a material adverse impact on the Company.

IP Risks

The Company relies on the ability to protect its intellectual property rights and depends on patent, trademark and trade secret legislation to protect its proprietary know-how. There is no assurance that the Company has adequately protected or will be able to adequately protect its valuable intellectual property rights, or will at all times have access to all intellectual property rights that are required to conduct its business or pursue its strategies, or that the Company will be able to adequately protect itself against any intellectual property infringement claims. There is also a risk that the Company’s competitors could independently develop similar technologies, processes or know-how; that the Company’s trade secrets could be revealed to third parties; that any current or future patents, pending or granted, will be broad enough to protect the Company’s intellectual property rights; or, that foreign intellectual property laws will adequately protect such rights. The inability to protect the Company’s intellectual property could have a material adverse effect on the Company’s business, results of operations and financial condition.

Volatility of the Market Price of the Shares

Securities of junior companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The Share price is also likely to be significantly affected by delays experienced in progressing with development plans, a decrease in investor appetite for junior stocks, or adverse changes in the Company's financial condition or results of operations as reflected in the Company’s quarterly and annual financial statements. Other factors unrelated to performance that could have an effect on the price of the Shares include the following:

(a)
the trading volume and general market interest in the Shares could affect a shareholder’s ability to trade significant numbers of Shares; and
(b)
the size of the public float in the Shares may limit the ability of some institutions to invest in the Company’s securities.

As a result of any of these or other factors, the market price of the Shares at any given point in time might not accurately reflect the Company’s long-term value. Securities class action litigation has been brought against companies following years of volatility in the market price of their securities. The Company could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources. Further, there is no guarantee that an active trading market for the Shares will be maintained on the TSXV and/or the NYSE.

Cost Estimates

The Company prepares estimates of operating costs and/or capital costs for each operation and project. The Company’s actual costs are dependent on several factors, including royalties, the price of lithium and by-product metals and the cost of inputs used in exploration activities.

The Company’s actual costs may vary from estimates for a variety of reasons, including labor and other input costs, commodity prices, general inflationary pressures and currency exchange rates. Failure to achieve cost estimates or material increases in costs could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

Future Share Issuances May Affect the Market Price of the Shares

In order to finance future operations, the Company may raise funds through the issuance of additional Shares or the issuance of debt instruments or other securities convertible into Shares. The Company cannot predict the size of future issuances of Shares or the issuance of debt instruments or other securities convertible into Shares or the dilutive effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Shares.

Economic and Financial Market Instability

Global financial markets can be volatile and unstable. Bank failures, the risk of sovereign defaults, other economic conditions and intervention measures have caused significant uncertainties in the markets. The resulting disruptions in credit and capital markets have negatively impacted the availability and terms of credit and capital. High levels of volatility and market turmoil could also adversely impact commodity prices, exchange rates and interest rates. In the short term, these factors, combined with the Company’s financial position, may impact the Company’s ability to obtain equity or debt financing in the future and, if obtained, the terms that are available to the Company. In the longer term, these factors, combined with the Company’s financial position could have important consequences, including the following:

(a)
increasing the Company’s vulnerability to general adverse economic and industry conditions;
(b)
limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, operating and exploration costs and other general corporate requirements; and
(c)
limiting the Company’s flexibility in planning for, or reacting to, changes in the Company’s business and the industry.

Issuance of Debt

From time to time, the Company may enter into transactions to acquire assets or the shares of other companies or may need to find sources of funding outside of equity markets. These transactions may be financed partially or wholly with debt, which may increase the Company’s debt levels above industry standards. The Company’s articles and by-laws do not limit the amount of indebtedness that the Company may incur. The level of the Company’s indebtedness from time to time could impair the Company’s ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise. The Company’s ability to service any future debt obligations will depend on the Company’s future operations, which are subject to prevailing industry conditions and other factors, many of which are beyond the control of the Company.

Financing Risks

The Company’s development and exploration activities may require additional external financing. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be acceptable to the Company. Furthermore, if the Company raises additional capital by offering equity securities or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development, construction or production of any or all of the Company’s mineral properties. The cost and terms of such financing may significantly reduce the expected benefits from new developments or render such developments uneconomic.

Industry Competition and International Trade Restrictions

The international resource industries are highly competitive. The value of any future resources and reserves discovered and developed by the Company may be limited by competition from other world resource mining companies, or from excess inventories. Existing international trade agreements and policies and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Company and may affect the supply of and demand for minerals, including lithium, around the world. For example, if the U.S. takes action to withdraw from or materially modify certain other international trade agreements, including the U.S.-Mexico-Canada Agreements which entered into force on July 1, 2020, the Company’s business, financial condition and results of operations could be adversely affected.

There continues to be discussion in the U.S. Government regarding potential changes to U.S. legislation, regulations, import tariffs, administrative measures, and policies that affect trade and transactions with other countries including Canada, China, the European Union, Mexico, and other U.S. trading partners, and potential retaliatory tariffs and other measures by such countries. Since the inauguration of U.S. President Donald Trump in January 2025, the U.S. Government has announced tariff actions against certain imported goods and has issued an “America First Trade Policy” memorandum that could lead to additional tariff and trade measures. Additionally, the U.S. Government imposes economic sanctions and trade restrictions against certain countries and persons from time to time. If the U.S. Government imposes such tariffs, sanctions, trade restrictions, or other measures against products and materials that relevant suppliers and other parties import to the U.S., such products and materials could become significantly more expensive or unavailable, which could have a material adverse impact on the Company’s business, financial condition, and results of operations.

Compliance with Regulations and Laws

Mining operations and exploration activities are subject to extensive laws and regulations. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labor standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic and radioactive substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and refining and other facilities. It is possible that in the future the costs, delays and other effects associated with such laws and regulations may impact decisions of the Company with respect to the exploration and development of properties, such as the properties in which the Company has an interest. The Company will be required to expend significant financial and managerial resources to comply with such laws and regulations. Since legal requirements change frequently, are subject to interpretation and may be enforced in varying degrees in practice, the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies and practices, such as those affecting exploration and development of the Company’s properties could materially and adversely affect the results of operations and financial condition of the Company in a particular year or in its long-term business prospects.

The development of mines and related facilities is contingent upon governmental approvals, licenses and permits which are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The receipt, duration and renewal of such approvals, licenses and permits are subject to many variables outside the control of the Company, including potential legal challenges from various stakeholders such as environmental groups or non-government organizations. Any significant delays in obtaining or renewing such approvals, licenses or permits could have a material adverse effect on the Company, including delays and cost increases in the advancement of the Company’s projects.

Permitting

The Company’s operations, development projects and exploration activities are subject to receiving and maintaining licenses, permits and approvals, including regulatory relief or amendments, (collectively, “permits”) from appropriate governmental authorities. Before any development on any of its properties the Company must receive numerous permits, and continued operations at the Company’s mines and development properties are also dependent on maintaining, complying with and renewing required permits or obtaining additional permits.

The Company may be unable to obtain on a timely basis or in the future maintain all necessary permits required to explore and develop its properties, commence construction or operation of mining and processing facilities and properties or maintain continued operations. Delays may occur in connection with obtaining necessary renewals of permits for the Company’s existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through government or court action.

Surface Rights and Access

Although the Company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access. However, in areas where there are local populations or landowners, it is necessary, as a practical matter, to negotiate surface access. There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdictions.

Cyclical Nature of the Mining Business

The mining business and the marketability of the products it produces are affected by worldwide economic cycles. At the present time, the significant demand for lithium and other commodities in many countries is driving increased prices, but it is difficult to assess how long such demand may continue. Fluctuations in supply and demand of mined resources in various regions throughout the world are common.

As the Company’s mining and exploration business is in the exploration stage and as the Company does not carry on production activities, its ability to fund ongoing exploration is affected by the availability of financing which is, in turn, affected by the strength of the economy and other general economic factors.

Title Claims and Indigenous Land Rights

The Company has investigated its rights to explore and exploit its projects and, to the best of its knowledge, its rights in relation to lands covering the projects are in good standing. Nevertheless, no assurance can be given that such rights will not be revoked, or significantly altered, to the Company’s detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties.

Although the Company is not aware of any existing title uncertainties with respect to lands covering material portions of its projects, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Certain of the Company’s properties may be subject to the rights or the asserted rights of various community stakeholders, including Indigenous peoples. The presence of community stakeholders may impact the Company’s ability to develop or operate its mining properties and its projects or to conduct exploration activities. Accordingly, the Company is subject to the risk that one or more groups may oppose the continued operation, further development or new development or exploration of the Company’s current or future mining properties and projects.

Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company’s activities.

Governments in many jurisdictions must consult with, or require the Company to consult with, Indigenous peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of Indigenous peoples may require accommodation including undertakings regarding employment, royalty payments and other matters. This may affect the Company’s ability to acquire within a reasonable time frame effective mineral titles, permits or licenses in any jurisdictions in which title or other rights are claimed by Indigenous peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions. The risk of unforeseen title claims by Indigenous peoples also could affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.

Community Relations and License to Operate

The Company’s relationship with the host communities where it operates is critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or the Company’s exploration or development activities specifically, could have an adverse effect on the Company’s reputation. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, which could have a material adverse impact on the Company’s results of operations, financial condition and prospects. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Acquisition and Integration Risks

As part of its business strategy, the Company has sought and will continue to seek new operating, development and exploration opportunities in the mining industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favorable terms, if at all, or that any acquisition or business arrangement completed will ultimately benefit its business. Such acquisitions may be significant in size, may change the scale of the Company’s business and may expose the Company to new geographic, political, operating, financial or geological risks. Further, any acquisition the Company makes will require a significant amount of time and attention of the Company’s management, as well as resources that otherwise could be spent on the operation and development of the Company’s existing business.

Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of the Company’s ongoing business; the inability of management to realize anticipated synergies and maximize the Company’s financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Company to the risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that any business or assets acquired in the future will prove to be profitable, that the Company will be able to integrate the acquired businesses or assets successfully or that it will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on the Company’s business, prospects, results of operations and financial condition.

No Revenue and Negative Cash Flow

The Company has negative cash flow from operating activities and does not currently generate any revenue. Lack of cash flow from the Company’s operating activities could impede its ability to raise capital through debt or equity financing to the extent required to fund its business operations. In addition, working capital deficiencies could negatively impact the Company’s ability to satisfy its obligations promptly as they become due. If the Company does not generate sufficient cash flow from operating activities, it will remain dependent upon external financing sources. There can be no assurance that such sources of financing will be available on acceptable terms or at all.

Legal and Litigation

In the ordinary course of the Company’s business, it may become party to new litigation or other proceedings in local or international jurisdictions in respect of any aspect of its business, whether under criminal law, contract or otherwise. The causes of potential litigation cannot be known and may arise from, among other things, business activities, employment matters, including compensation issues, environmental, health and safety laws and regulations, tax matters, volatility in the Company’s stock price, failure to comply with disclosure obligations or labor disruptions at its project sites. Regulatory and government agencies may initiate investigations relating to the enforcement of applicable laws or regulations and the Company may incur expenses in defending them and be subject to fines or penalties in case of any violation and could face damage to its reputation. The Company may attempt to resolve disputes involving foreign contractors/suppliers through arbitration in another county and such arbitration proceedings may be costly and protracted, which may have an adverse effect on the Company’s financial condition. Litigation may be costly and time-consuming and can divert the attention of management and key personnel from the Company’s operations and, if adjudged adversely to the Company, may have a material and adverse effect on the Company’s cash flows, results of operations and financial condition.

In particular, on January 27, 2022, a putative securities class action lawsuit was filed against the Company, Robert Mintak, Andrew Robinson and Kara Norman in the United States District Court for the Eastern District of New York, captioned Gloster v. Standard Lithium Ltd., et al., 22-cv-0507 (E.D.N.Y.) (the “Action”). The complaint seeks to certify a class of investors who purchased or otherwise acquired the Company’s publicly traded securities between May 19, 2020 and November 17, 2021, and asserts violations of Section 10(b) of the Exchange Act against all defendants and Section 20(a) of the Exchange Act against the individually-named defendants. The complaint alleges, among other things, that during the proposed class period, defendants misrepresented and/or failed to disclose certain material facts regarding the Company’s LiSTR DLE technology and “final product lithium recovery percentage” at the Demonstration Plant. The plaintiff seeks various forms of relief, including monetary damages in an unspecified amount. The Company filed a motion to dismiss the complaint on August 10, 2022, which became fully briefed on September 28, 2022. The Company intends to vigorously defend against the Action. As at December 31, 2024, the Company has not recorded a provision associated with this matter, as the outcome is undeterminable at this time.

Enforcing United States Judgments

The Company is a Canadian company, organized under the laws of Canada and headquartered in British Columbia. A majority of the Company’s directors, officers and experts, taken as a whole, named in this AIF are not citizens or residents of the United States. In addition, a portion of the assets of the Company are located outside the United States. As a result, it may be difficult or impossible for an investor to (i) enforce in courts outside the United States any judgments against the Company and its directors and officers and the experts named in this AIF, which are obtained in United States courts based upon the civil liability provisions of United States federal securities laws, or (ii) bring in courts outside the United States an original action against the Company and its directors and officers and the experts named in this AIF to enforce liabilities based upon such United States securities laws.

Insurance

The Company is also subject to a number of operational risks and may not be adequately insured for certain risks, including: accidents or spills, industrial and transportation accidents, which may involve hazardous materials, labor disputes, catastrophic accidents, fires, blockades or other acts of social activism, changes in the regulatory environment, impact of non-compliance with laws and regulations, natural phenomena such as inclement weather conditions, floods, earthquakes, tornados, thunderstorms, ground movements, cave-ins, and encountering unusual or unexpected geological conditions and technological failure of exploration methods.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the properties of the Company, personal injury or death, environmental damage or, regarding the exploration or development activities of the Company, increased costs, monetary losses and potential legal liability and adverse governmental action, all of which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition. The payment of any such liabilities would reduce the funds available to the Company. If the Company is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

No assurance can be given that insurance to cover the risks to which the Company’s activities are subject will be available at all or at commercially reasonable premiums. The Company is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is unavailable or prohibitively expensive. This lack of environmental liability insurance coverage could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Conflicts of Interest

The Company’s directors and officers are or may become directors or officers of other mineral resource companies or reporting issuers or may acquire or have significant shareholdings in other mineral resource companies. To the extent that such other companies may participate in ventures in which the Company may participate or wish to participate, the directors and officers of the Company may have a conflict of interest with respect to such opportunities or in negotiating and concluding terms respecting the extent of such participation.

The Company and its directors and officers will attempt to minimize such conflicts. If such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or officers, may have a conflict. In determining whether or not the Company will participate in a particular program and the interest to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Decommissioning and Reclamation

Environmental regulators are increasingly requiring financial assurances to ensure that the cost of decommissioning and reclaiming sites is borne by the parties involved, and not by government. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulators. The Company’s ability to advance its projects could be adversely affected by any inability on its part to obtain or maintain the required financial assurances.

Climate Change

The Company acknowledges climate change as an international and community concern, and it supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. However, in addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, the Company expects that this could result in increased costs at its operations in the future.

The physical effects of climate change, which may include extreme weather events, resource shortages, changes in rainfall and storm patterns, water shortages, changing sea levels and temperatures and higher temperatures may have an adverse effect on the operations of the Company.

Dividends

The Company has never paid cash dividends on its Shares and does not expect to pay any cash dividends in the future in favor of utilizing cash to support the development of its business. Any future determination relating to the Company’s dividend policy will be made at the discretion of the Board of Directors and will depend on a number of factors, including future operating results, capital requirements, financial condition and the terms of any credit facility or other financing arrangements the Company may obtain or enter into, future prospects and other factors the Company’s Board of Directors may deem relevant at the time such payment is considered. As a result, shareholders will have to rely on capital appreciation, if any, to earn a return on their investment in the Shares for the foreseeable future.

Time and Cost Estimates

Actual time and costs may vary significantly from estimates for a variety of reasons, both within and beyond the control of the Company. Failure to achieve time estimates and significant increases in costs may adversely affect the Company’s ability to continue exploration, develop the Company’s projects and ultimately generate sufficient cash flows. There is no assurance that the Company’s estimates of time and costs will be achievable.

Consumables Availability and Costs

The Company’s planned exploration, development and operating activities, including the profitability thereof, will continue to be affected by the availability and costs of consumables used in connection with the Company’s activities. Of significance, this may include concrete, steel, copper, piping, diesel fuel and electricity. Other inputs such as labor, consultant fees and equipment components are also subject to availability and cost volatility. If inputs are unavailable at reasonable costs, this may delay or indefinitely postpone planned activities. Furthermore, many of the consumables and specialized equipment used in exploration, development and operating activities are subject to significant volatility and inflation. There is no assurance that consumables will be available at all or at reasonable costs.

Mineral Resource Uncertainties

Calculations of mineral resources, mineral reserves and metal recovery are estimates only, and there can be no assurance about the quantity and grade of minerals until reserves or resources are actually mined. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral reserves or mineral resources and grades must be considered as estimates only. In addition, the quantity of mineral reserves or mineral resources may vary depending on commodity prices. Any material change in the quantity of mineral resources, grade or stripping ratio or recovery rates may adversely affect the economic viability of the Company’s projects and the Company’s financial condition and prospects.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to mineral resources, there can be no assurances that mineral resources will be upgraded to mineral reserves as a result of continued exploration or during the course of operations. There can be no assurances that any of the mineral resources stated in this AIF or published technical reports of the Company will be realized. Until a deposit is actually extracted and processed, the quantity of mineral resources or mineral reserves, grades, recoveries and costs must be considered as estimates only. In addition, the quantity of mineral resources or mineral reserves may vary depending on, among other things, product prices. Any material change in the quantity of mineral resources or mineral reserves, grades, dilution occurring during mining operations, recoveries, costs or other factors may affect the economic viability of stated mineral resources or mineral reserves. In addition, there is no assurance that mineral recoveries in limited, small scale laboratory tests or pilot plants will be duplicated by larger scale tests or during production. Fluctuations in lithium prices, results of future drilling, metallurgical testing, actual mining and operating results, and other events subsequent to the date of stated mineral resources and mineral reserves estimates may require revision of such estimates. Any material reductions in estimates of mineral resources or mineral reserves could have a material adverse effect on the Company.

In addition, the Company is still engaged in exploration on certain of its properties in order to determine if any economic deposits exist thereon. The Company may expend substantial funds in exploring some of its properties only to abandon them and lose its entire expenditure on the properties if no commercial or economic quantities of minerals are found. Even if commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, including the technical skill of exploration personnel involved.

The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as content of the deposit including harmful substances, size, grade and proximity to infrastructure, as well as metal prices and the availability of power and water in sufficient supply to permit development. Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration and development stage company with no history of pre-tax profit and no income from its operations. There can be no assurance that the Company’s operations will be profitable in the future. There is no certainty that the expenditures to be made by the Company in the exploration and development of its properties will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable deposits and no assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production. If the Company is unsuccessful in its exploration and development efforts, it may be forced to acquire additional projects or cease operations.

Lithium Supply and Demand

Lithium is considered an industrial mineral and the sales prices for the different lithium compounds are not public. Lithium is not a traded commodity like base and precious metals. Sales agreements are negotiated on an individual and private basis with each separate end-user. Therefore, it is possible that the sales prices used in the Lanxess DFS or South West Arkansas PFS will be different than the actual prices at which the Company is able to sell its lithium compounds. In addition, there are a limited number of producers of lithium compounds, and it is possible that these existing producers will try to prevent newcomers from entering the chain of supply by increasing their production capacity and lowering sales prices. Factors such as foreign currency fluctuation, supply and demand, industrial disruption and actual lithium market sale prices could have an adverse impact on operating costs and stock market prices and on the Company’s ability to fund its activities. In each case, the economics of the Lanxess Property Project and South West Arkansas Project could be materially adversely affected, even to the point of being rendered uneconomic.

Global Financial Conditions

Global financial conditions have been subject to continued volatility. Government debt, the risk of sovereign defaults, political instability and wider economic concerns in many countries have been causing significant uncertainties in the markets. Disruptions in the credit and capital markets can have a negative impact on the availability and terms of credit and capital. Uncertainties in these markets could have a material adverse effect on the Company’s liquidity, ability to raise capital and cost of capital. High levels of volatility and market turmoil could also adversely impact commodity prices, exchange rates and interest rates and have a detrimental effect on the Company’s business.

The recent global economic and geopolitical events, such as the war in Ukraine and Middle East, sanctions imposed on Russia and higher energy costs coupled with supply concerns from general supply availability, potential import tariffs imposed by the U.S., retaliatory tariffs, and changes to international trade agreements, have been extremely disruptive to the world economy, with increased volatility in commodity markets, international trade and financial markets and oil and gasoline prices, all of which have a trickle-down effect on supply chains, equipment and construction. There is substantial uncertainty about the extent to which each of these events, and any future events including changes in elected officials in the jurisdictions in which the Company operates, will continue to impact economic and financial affairs, as numerous issues arising from each event are in flux and there is the potential for escalation of conflict both within Europe and globally. There is a risk of substantial market and financial turmoil arising from further conflict and restrictive trade practices which could have a material adverse effect on the economics of the Company’s projects and the Company’s ability to operate its business and advance project development. There is also a risk of recession or a general shift in government policy resulting from changes in elected officials, which may cause decreases in asset values and may result in impairment losses which could adversely impact the Company’s operations and the trading price of the Company’s Shares.

Infrastructure

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of the Company’s projects will be commenced or completed on a timely basis, if at all, or that the resulting operations will achieve the anticipated production volume, or that the construction costs and ongoing operating costs associated with the exploitation, development and/or production of the Company’s advanced projects will not be higher than anticipated. Unusual or infrequent weather phenomena, sabotage, or community, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Specifically, while the Company believes that it has adequate energy infrastructure to support current operations, future developments could limit the availability of certain aspects of energy infrastructure. The Company could be adversely affected by the need for new energy infrastructure, or in a change to its current access to energy. There can be no guarantee that the Company will be successful in maintaining adequate energy for its operations, whether from third party providers or through its own infrastructure, which could adversely affect the Company’s business, operations and profitability.

Foreign Currency Risk

The Company and its subsidiaries incur significant purchases denominated in currencies other than the presentation currency, the Canadian dollar, and are subject to foreign currency risk on assets and liabilities denominated in currencies other than the Canadian dollar. A majority of the Company’s expenditures are transacted in United States dollars and the Company is exposed to risk of exchange rate fluctuation between the Canadian dollar and this currency. The Company does not hedge the foreign currency balances.

Corruption and Bribery Laws

The Company’s operations are governed by, and involve interactions with, many levels of government in other countries. The Company is required to comply with anti-corruption and anti-bribery laws, including the Criminal Code, and the Corruption of Foreign Public Officials Act (Canada), as well as similar laws in the countries in which the Company conducts its business. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Measures that the Company has adopted to mitigate these risks are not always effective in ensuring that the Company, its employees or third-party agents will comply strictly with such laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. If the Company finds itself subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on the Company resulting in a material adverse effect on the Company’s reputation and results of its operations.

Competition

The Company faces strong competition from other mining companies in connection with the identification and acquisition of properties producing, or capable of producing, lithium. Many of these companies have greater financial resources, operational experience and technical capabilities than the Company. As a result of this competition, the Company may be unable to identify, maintain or acquire attractive mining properties on acceptable terms or at all. Consequently, the Company’s prospects, revenues, operations and financial condition could be materially adversely affected.

Use of Consultants

The Company has relied on, and may continue to rely on, consultants and others for mineral exploration, development and exploitation expertise. The Company believes that those consultants are competent and that they have carried out their work in accordance with internationally recognized industry standards. However, if the work conducted by those consultants is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays or increased costs in developing its properties and projects.

Taxation

The Company is affected by the tax regimes of various local, regional and national authorities. Revenues, expenditures, income, investments, land use, intercompany transactions and all other business conditions can be taxed. Tax regulations, interpretations and enforcement policies may differ from the Company’s applied methods and may change over time due to circumstances beyond the Company’s control. The effect of such events could have material adverse effects on the Company’s anticipated tax consequences. There is no assurance regarding the nature or rate of taxation, assessments and penalties that may be imposed.

Previous operations may have caused environmental damage at certain of the Company’s properties. It may be difficult or impossible to assess the extent to which such damage was caused by the Company or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective and the Company may be responsible for the costs of reclamation. If any of the Company’s properties move to a production stage, the Company would be subject to additional risks in respect to any production activities.

Limitation of Controls and Procedures

Management believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well designed and operated, have their inherent limitations. Due to those limitations (resulting from unrealistic or unsuitable objectives, human judgment in decision making, human errors, management overriding internal control, circumventing controls by the individual acts of some persons, by collusion of two or more people, external events beyond the entity’s control), internal control can only provide reasonable assurance that the objectives of the control system are met.

The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

During the period ending December 31, 2024, the Company took steps to address the material weaknesses in internal control over financial reporting that were previously reported. During 2024, the Company implemented a comprehensive remediation plan to address the individual control deficiencies contributing to these material weaknesses. These remediation efforts included the establishment of a fully staffed and qualified accounting team, the establishment of an in-house internal audit function, improved access controls, and the implementation and documentation of a comprehensive internal control framework. Management of the Company has concluded that these material weaknesses have been remediated as of December 31, 2024. See “Disclosure Controls and Procedures” and “Management’s Report on Internal Controls over Financial Reporting” in the Company's MD&A, which sections are incorporated by reference herein.

Cybersecurity and Information Systems

The Company’s operations depend, in part, on how well it and the entities that it conducts business with protect networks, technology systems and software against damage from a number of threats, including viruses, security breaches and cyber-attacks. Cybersecurity threats include attempts to gain unauthorized access to data or automated network systems and the manipulation or improper use of information technology systems. A failure of the Company’s information technology systems could, depending on the nature of such failure, materially adversely impact the Company’s reputation, financial condition and results of operations. Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that it will not incur such losses in the future. The risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats.

In addition, as the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to the Company's business, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any cybersecurity or system vulnerabilities.

Risks Related to the Company's Status as a Foreign Private Issuer

The Company is a “foreign private issuer” as such term is defined in Rule 405 under the Securities Act, and is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare its disclosure documents filed under the Exchange Act, in accordance with Canadian disclosure requirements. Under the Exchange Act, the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of United States domestic reporting companies. As a result, the Company does not file the same reports that a United States domestic issuer would file with U.S. Securities and Exchange Commission (the “SEC”), although the Company is required to file or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company's officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Company's shareholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell Shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Company is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company expects to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by United States domestic companies.

In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to United States securities laws, and provided that the Company discloses the requirements that it is not following and describe the Canadian practices it follows instead. As a result, the Company's shareholders may not have the same protections afforded to shareholders of United States domestic companies that are subject to all United States corporate governance requirements.

As the Company continues to increase its presence in the United States, it may cease to qualify as a foreign private issuer. Although the Company has elected to comply with certain United States regulatory provisions, its loss of foreign private issuer status would make such compliance mandatory. The regulatory and compliance costs to the Company under securities laws as a United States domestic issuer would be significantly more than the costs incurred as a Canadian foreign private issuer. If the Company were not a foreign private issuer, it would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on United States domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose its ability to rely upon exemptions from certain corporate governance requirements on United States stock exchanges that are available to foreign private issuers.

Risks Relating to the Company’s Status as an “Emerging Growth Company” Under United States Securities Laws

The Company is an “emerging growth company” as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of $1,070,000,000

(as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the Securities Act; (c) the date on which the Company has, during the previous three year period, issued more than $1,000,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a “large accelerated filer”, as defined in Rule 12b–2 under the Exchange Act. The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be $700,000,000 or more.

For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the JOBS Act. The Company takes advantage of some, but not all, of the available exemptions available to emerging growth companies. The Company cannot predict whether investors will find the Shares less attractive because the Company relies upon certain of these exemptions. If some investors find the Shares less attractive as a result, there may be a less active trading market for the Shares and the Share price may be more volatile. On the other hand, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company’s development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company’s business, financial condition, results of operations, cash flows or prospects.

Project Management

The Company is concurrently overseeing the advancement of the South West Arkansas Project, the East Texas properties, and Lanxess Property Project. Work to advance these projects and properties requires the dedication of considerable time and resources by the Company and its management team. The advancement of multiple major resource projects concurrently brings with it the associated risk of strains arising on managerial, human and other resources. The Company’s ability to successfully manage each of these projects will depend on a number of factors, including its ability to manage competing demands on time and other resources, financial or otherwise, and successfully retain personnel and recruit new personnel to support its growth and the advancement of its projects and properties.

DIVIDENDS AND DISTRIBUTIONS

The Company has not, for any of the three most recently completed financial fiscal periods or its current fiscal period, declared or paid any dividends on its Shares, and does not currently have a policy with respect to the payment of dividends. For the foreseeable future, the Company anticipates that it will not pay dividends but will retain future earnings and other cash resources for the operation and development of its business. The payment of dividends in the Company's future will depend on its earnings, if any, its financial condition and such other factors as its directors consider appropriate.

CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of common shares (“Shares”) and an unlimited number of preferred shares (“Preferred Shares”), without par value. As of the date of this AIF, 193,938,124 Shares were issued and outstanding and there were no Preferred Shares issued and outstanding. In addition, as of the date of this AIF, there were 10,647,246 incentive stock options (“Options”), 1,792,538 deferred share units (“DSUs”), 1,780,614 restricted share units (“RSUs”) and no warrants outstanding.

Holders of Shares are entitled to receive notice of any meeting of shareholders of the Company, to attend and to cast one vote per Share at such meetings. Holders of Shares are also entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis, the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority. The Shares do not carry any pre-emptive, subscription, redemption or conversion rights.

MARKET FOR SECURITIES

Trading Price and Volume

The Shares are listed for trading on the TSXV and NYSE under the trading symbol “SLI”.

The following table sets forth the high and low prices and total monthly volume of the Shares as traded on the NYSE for the periods indicated. All Share prices are shown in U.S. dollars.

Period	High ($)	Low ($)	Total Volume
July 2024	$1.52	$1.18	17,532,700
August 2024	$1.41	$1.07	16,008,900
September 2024	$1.78	$1.10	28,480,100
October 2024	$2.64	$1.52	69,872,100
November 2024	$2.47	$1.57	35,570,100
December 2024	$1.80	$1.34	26,345,200

The following table sets forth the high and low prices and total monthly volume of the Shares as traded on the TSXV for the periods indicated. All Share prices are shown in U.S. dollars.

Period	High ($)	Low ($)	Total Volume
July 2024	$1.44	$1.21	1,313,918
August 2024	$1.37	$1.10	1,001,363
September 2024	$1.68	$1.11	2,346,468
October 2024	$2.49	$1.54	7,779,279
November 2024	$2.33	$1.60	4,526,469
December 2024	$1.72	$1.33	2,711,039

Prior Sales

The Company issued the following securities during the most recently completed fiscal period:

Date	Class of Security	Amount Issued		Price
August 21, 2024	Shares	666,667	(1)	$1.20
October 1, 2024	Shares	450,000	(2)	$1.03	(3)
November 6, 2024	Shares	189,370	(4)	$2.18	(5)
December 18, 2024	RSUs	423,325	(6)	N/A
December 18, 2024	DSUs	182,040	(7)	N/A
December 18, 2024	Options	563,852	(8)	$1.42
December 18, 2024	Options	300,000	(9)	$1.42
July 1, 2024 – December 31, 2024	Shares	3,551,390	(10)	$1.86	(11)

Notes:

1.
Issued to a third-party advisor to settle a previously accrued fee. The advisor was subsequently appointed as a member of executive management. Services provided prior to joining the executive management team were advisory in nature and did not include management responsibilities.
2.
Issued upon the exercise of Options for gross proceeds of $466,000.
3.
Weighted average exercise price.
4.
Issued to a former director of the Company upon the vesting of DSUs.
5.
Weighted average closing price on date of vesting.
6.
Issued to management of the Company.
7.
Issued to directors of the Company.
8.
Issued to management of the Company pursuant to the stock option plan.
9.
Issued to Paul Collins as partial consideration for his role as a director.
10.
Issued pursuant to the ATM Supplement.
11.
Weighted average issue price.

Subsequent to December 31, 2024, the Company has issued 633,071 Shares at a closing price of $1.60 to a former executive pursuant to the vesting of previously issued DSUs. The Company has also issued 4,532,370 Shares at a weighted average issue price of $1.57 pursuant to the ATM Supplement. The Company has not issued any additional securities as of the date of this AIF other than as described above.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

As at the date of this AIF, no Shares are held in escrow or subject to a contractual restriction on transfer.

DIRECTORS AND OFFICERS

Name, Province or State, Country of Residence and Offices Held

The following table sets forth the name of each of the Company's directors and executive officers, their province or state and country of residence, their position(s) with the Company, their principal occupation during the preceding five years and the date they first became a director of the Company, as applicable. Each director’s term will expire immediately prior to the following annual meeting of shareholders.

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since
David Park Georgia, USA	CEO and Director	Current principal occupation is Chief Executive Officer of the Company.	September 1, 2024
Dr. Andrew Robinson(4) British Columbia, Canada	President, COO and Director	Current principal occupation is Chief Operating Officer of the Company.	June 5, 2017
Salah Gamoudi Texas, USA	CFO	Current principal occupation is Chief Financial Officer of the Company.	N/A
Michael Barman Ontario, Canada	CDO	Current principal occupation is Chief Development Officer of the Company.	N/A
Robert Cross(2)(4) British Columbia, Canada	Director and Non-Executive Chairman	Independent investor and Chairman of the Company.	September 4, 2018
Jeffrey Barber(1)(2) British Columbia, Canada	Director	Current principal occupation is Chief Financial Officer of a private investment company.	January 23, 2017
Dr. Volker Berl(1)(2)(3) New York, USA	Director	Current principal occupation is Managing Partner of New Age Ventures, a venture capital company.	July 20, 2021
Claudia D’Orazio(1)(2)(3) Ontario, Canada	Director	Executive Vice President, People, Technology and Supply Chain for Centerra Gold Inc.	January 16, 2023
Anca Rusu(3)(4) Ontario, Canada	Director	Member of the Management Board of RGLNG, Global Infrastructure Partners representative and Board member Moss Lake Partners LP	January 16, 2023
Paul Collins(1)(3) Connecticut, USA	Director	Senior advisor at Centerview Partners LLC, Industrial and Chemicals Group	December 10, 2024
Karen Narwold South Carolina, USA	Director	Current Board member at Ingevity Corporation and previous Chief Administrative Officer and General Counsel at Albemarle Corporation	March 19, 2025

Note:

1.
Member of audit committee.
2.
Member of the compensation committee.
3.
Member of the corporate governance and nominating committee.
4.
Member of the health, safety, social, environment committee.

Shareholdings of Directors and Officers

As of the date of this AIF, the Company’s directors and executive officers beneficially own, control or direct, directly or indirectly, 6,138,366 Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the Company's directors or executive officers is, as at the date hereof, or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period or more than 30 consecutive days (a “Cease Trade Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such issuer, or (b) was subject to a Cease Trade Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of the Company's directors or executive officers, nor, to the Company's knowledge, any shareholder holding a sufficient number of the Company's securities to affect materially the control of the Company (a) is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including ours) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director, executive officer or shareholder.

None of the Company's directors or executive officers, nor, to the Company's knowledge, any shareholder holding a sufficient number of the Company's securities to affect materially the control of the Company, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential conflicts of interest between the Company and any of the Company’s directors or officers. However, certain of the directors and officers of the Company are directors, officers and/or shareholders of other private and publicly listed companies, including companies that engage in mineral exploration and development and therefore it is possible that a conflict may arise between their duties to the Company and their duties to such other companies. All such conflicts will be dealt with pursuant to the provisions of the applicable corporate legislation and the Company’s Code of Business Conduct and Ethics. In the event that such a conflict of interest arises at a meeting of the directors, a director affected by the conflict must disclose the nature and extent of his interest and abstain from voting for or against matters concerning the matter in respect of which the conflict arises. Directors and executive officers are required to disclose any conflicts or potential conflicts to the Board as soon as they become aware of them. See “Risk Factors – Conflicts of Interest”.

PROMOTERS

During the previous two most recently completed financial years or during the current financial year, no person or company has been a promoter of the Company or any subsidiary of the Company.

AUDIT COMMITTEE

Composition of the Audit Committee

The current members of the audit committee of the Company (the “Audit Committee”) are Claudia D’Orazio, Volker Berl, Jeffrey Barber and Paul Collins, all of whom are independent and all of whom are financially literate as defined by National Instrument 52-110 – Audit Committees (“NI 52-110”).

Relevant Education and Experience

All members of the Audit Committee hold professional accounting designations and have been involved in enterprises which publicly report financial results, each of which requires a working understanding of, and ability to analyze and assess, financial information (including financial statements).

Reliance on Certain Exemptions

During the most recently completed financial year, the Company has not relied on certain exemptions set out in NI 52-110, namely section 2.4 (De Minimus Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside

Control of Members), section 3.5 (Death, Disability or Resignation of Audit Committee Member) or an exemption, in whole or in part, in Part 8 (Exemptions).

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial period was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-approval Policies and Procedures

The Audit Committee charter, attached as Schedule “A”, provides for the Audit Committee to establish the auditors’ fees. Such fees have been based upon the complexity of the matters in question and the time incurred by the auditors. Management of the Company believes that the fees negotiated in the past with the auditors of the Company were reasonable in the circumstances and would be comparable to fees charged by other auditors providing similar services.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in each of the last two financial fiscal periods for audit fees are as follows:

Financial Year Ended	Audit Fees(1)	Audit-Related Fees	Tax Fees	All Other Fees(2)
December 31, 2024	$342,534	$—	$—	$—
June 30, 2024	$330,144	$—	$—	$16,242

Notes:

1.
“Audit fees” include aggregate fees billed by the Company’s external auditor in each of the last two financial fiscal periods for audit fees.
2.
“All other fees” include the aggregate fees billed in each of the last two financial fiscal periods for products and services provided by the Company’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than disclosed elsewhere in this AIF, there are no material legal proceedings or regulatory actions to which the Company is a party, or to which it has been a party since its incorporation, or of which any property of the Company is or has been the subject matter of, since the beginning of the financial year ended December 31, 2024, and the Company is not aware of any such proceedings to be contemplated. There have been no penalties or sanctions imposed against the Company by a court relating to provincial or territorial securities legislation or by any securities regulatory authority, and the Company has not entered into any settlement agreements before a court relating to provincial or territorial securities legislation or with any securities regulatory authority since its incorporation. See “Risk Factors – Legal and Litigation”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than disclosed elsewhere in this AIF, no director, senior officer or principal shareholder of the Company and no associate or affiliate of the foregoing have had a material interest, direct or indirect, in any transaction in which the Company has participated within the three-year period prior to the date of this AIF, or will have any material interest in any proposed transaction, which has materially affected or will materially affect the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Auditors

The Company’s auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”) having an address at 250 Howe St., Suite 1400, Vancouver, British Columbia, V6C 3S7. PwC was first appointed on October 18, 2022.

Transfer Agents, Registrars or Other Agents

The transfer agent and registrar for the Shares in Canada is TSX Trust Company, at its principal office in Vancouver, British Columbia.

MATERIAL CONTRACTS

As of the date of this AIF, the following agreements are reasonably regarded as being material to the Company:

•
The subscription agreement entered into between the Company and Koch Strategic Platforms on December 1, 2021 pursuant to a direct private placement (the “Subscription Agreement”).
•
MIPSA. See “Description of the Business – Economic Dependence”.

Copies of the Subscription Agreement and MIPSA are available under the Company’s SEDAR+ profile at www.sedarplus.ca.

INTERESTS OF EXPERTS

Interest of Qualified Person and Technical Reports

Certain scientific and technical information with respect to the Lanxess Property Project contained in this AIF has been taken from Lanxess DFS, a copy of which is available on the Company’s SEDAR+ profile at www.sedarplus.ca. Randal M. Brush, P.Eng. and Robert E. Williams, Jr., P. Geo., CPG of William M. Cobb & Associates, Inc. (now Haas & Cobb Petroleum Consultants), Charles Daniel Campbell, P.Eng. of Alliance Technical Group, LLC, Frank Gay, P.Eng. of Hunt, Guillot & Associates, LLC, Susan B. Patton, P.E. of RESPEC Company, LLC, and Mike Rockandel, RM-SME of Mike Rockandel Consulting, LLC have acted as qualified persons under NI 43-101 in connection with the Lanxess DFS. All such qualified persons have reviewed and approved the information related to the Lanxess Property Project contained in this AIF.

Certain scientific and technical information with respect to the South West Arkansas Project contained in this AIF has been taken from the South West Arkansas PFS, a copy of which is available on the Company’s SEDAR+ profile at www.sedarplus.ca. Frank Gay, P.E., Caleb Mutschler, P.E. and Dutch Johnson, P.E. of HGA, Marek Dworzanowski, BSc of Metallurgical Eng., Randal M. Brush, P.E. and Robert E. Williams, P.E., CPG of Cobb & Associates Inc. (now Haas & Cobb Petroleum Consultants), and Chuck Campbell, P.E. of Alliance Technical Group have acted as qualified persons under NI 43-101 in connection with the South West Arkansas PFS. All such qualified persons have reviewed and approved the information related to the South West Arkansas Project contained in this AIF.

None of the above-mentioned experts nor any director, officer, partner, or employee thereof, as applicable, received or has received a direct or indirect interest in the Company's property or of any of the Company's associates or affiliates. As at the date hereof, such persons, and the directors, officers, partners and employees, as applicable, of each of the experts beneficially own, directly or indirectly, in the aggregate, less than one percent (1%) of the securities of the Company and they did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such report. None of such persons, or any director, officer or employee, as applicable, of any such companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

All other scientific and technical information in this AIF has been reviewed and approved by Stephen Ross, P. Geo., Vice President, Resource Development of the Company, who is a QP under NI 43-101. Mr. Ross is not independent of the Company as he is the Vice President, Resource Development of the Company. As of the date hereof, Mr. Ross holds 460,500 Shares and 100,000 Options.

Independent Auditors

The Company’s independent registered public accounting firm is PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued a Report of Independent Registered Public Accounting Firm dated March 21, 2025 in respect of the Corporation’s consolidated financial statements as at December 31, 2024 and June 30, 2024 and for the six-month period ended December 31, 2024 and for the year ended June 30, 2024. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, including the CPABC Code of Professional Conduct and any applicable legislation or regulations, as well as the rules of the SEC and the Public Company Accounting Oversight Board (PCAOB) on auditor independence.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR+ at www.sedarplus.ca. Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company's securities, securities authorized for issuance under equity compensation plans and a statement as to the interest of insiders in material transactions, was contained in the management proxy circular for the annual general and special meeting of shareholders held on June 27, 2024. Additional financial information is provided in the audited financial statements and management discussion and analysis for the most recent year-end. The foregoing additional information is available on SEDAR+ at www.sedarplus.ca under the Company’s profile.

Schedule “A”

Audit Committee Charter

PURPOSE

The Audit Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) of Standard Lithium Ltd. (the “Company”) charged with oversight of financial reporting as well as related disclosure, internal controls, regulatory compliance and risk management functions.

COMPOSITION

The Committee shall be composed of no fewer than three directors, all of whom shall be independent directors of the Company, within the meaning of section 1.4 of National Instrument 52-110 – Audit Committees, and who otherwise satisfy the laws governing the Company and the experience requirements of securities law, stock exchanges and any other regulatory requirements.

The Committee members shall be appointed by the Board annually and serve at the pleasure of the Board, and the Board may at any time remove or replace any member of the Committee and may fill any vacancy with another Board member, as required. A Committee member shall cease to be a member of the Committee upon ceasing to be a director of the Company. The Board shall appoint a chair (the “Chair”) and a secretary from among the Committee members.

QUALIFICATIONS & EXPERIENCE

Each member of the Committee must be financially literate, meaning that the director has the ability to read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that can reasonably be expected to be raised by the Company’s financial statements.

At least one member of the Committee shall be a ‘financial expert’ within the meaning of Applicable Laws. The financial expert should have the following competencies:

•
An understanding of financial statements and accounting principles used by the Company to prepare its financial statements;
•
The ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;
•
Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity comparable to the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;
•
An understanding of internal controls and procedures for financial reporting; and
•
An understanding of audit committee functions.

RISK OVERSIGHT

In addition to the specific responsibilities enumerated below, the Committee shall be responsible for reviewing financial risks of the business and overseeing the implementation and evaluation of appropriate risk management practices. This will involve inquiring with management regarding how financial risks are managed and seeking opinions from management and the independent auditor regarding the adequacy of risk mitigation strategies.

COMMITTEE RESPONSIBILITIES

In addition to such other duties as may be delegated by the Board, the Committee shall:

1.
Financial Statements: Review the Company’s interim and annual financial statements and MD&A, as well as disclosure documents and statutory reports including such information and recommend Board approval of such documents. Review status of significant accounting estimates and judgments implemented in connection with the financial report of the Company.
2.
Variances: Obtain explanations from management for significant variances between comparative reporting periods and question management and the independent auditor regarding any significant financial reporting issues raised during the fiscal period and the method of resolution.

3.
Internal Controls: Inquire as to the adequacy of the Company’s system of internal controls and review periodic reports from management regarding internal controls, which should include an assessment of risk with respect to financial reporting.
4.
Auditor: Recommend Board approval for the appointment of the Company’s independent auditor. Oversee the work of the independent auditor and evaluate their performance; ensure the objectivity and independence of the auditor; ensure that the independent auditor reports directly to the Committee; review and approve the independent auditor’s plans for the annual audit and interim review engagements including the total estimate cost of each; and ensure that any disagreements between management and the independent auditor regarding financial reporting are resolved.
5.
Non-audit Services: Approve all audit and non-audit services to be provided to the Company and its subsidiaries by the independent auditor. The Chair of the Committee may pre-approve such services on behalf of the Committee provided that such approvals are presented at the Committee meeting following such pre-approval. In order to obtain pre-approval, management should detail the work to be performed by the independent auditor and obtain the assurance from the independent auditor that the proposed work will not impair their independence.

Certain de minimis non-audit services will satisfy the pre-approval requirement provided:

•
the aggregate amount of all these non-audit services that were not pre-approved is reasonably expected to constitute no more that 5% of the total audit fees paid by the Company and its subsidiaries to the independent auditor during the fiscal year in which the services are provided;
•
the Company or its subsidiaries, did not recognize the services as non-audit services at the time of the engagement; and
•
the services are promptly brought to the attention of the Committee and approved prior to the completion of the annual audit.
6.
Whistleblower: Oversee the Company’s whistleblower program that provides an opportunity for confidential and anonymous submissions of concerns regarding questionable accounting or auditing matters and other potential violations of the Company’s Code of Business Conduct and Ethics.
7.
Hiring: Review and approve the Company’s policies regarding the hiring of current and past partners and employees of the Company’s present or former independent auditor.
8.
Going Concern: Review management's assessment of the Company as a going concern, including the long-term viability of the business model implemented by management.
9.
Legal Compliance: Review with legal counsel the Company’s compliance with applicable laws and regulations, as well as inquiries received from regulators and governmental agencies, to the extent they have a material impact on the financial reporting of the Company.
10.
Reporting: Report to the Board on a quarterly basis on the proceedings of Committee meetings.
11.
Mandate: Annually review the Committee’s mandate and assess the Committee’s functioning and performance relative to the requirements set out within this charter.

CHAIRMAN RESPONSIBILITIES

The Chairman of the Committee shall:

1.
Convene and preside over Committee meetings and ensure they are conducted in an efficient, effective and focused manner.
2.
Oversee management with the preparation of an agenda and ensure that meeting materials are prepared and disseminated in a timely manner.
3.
Ensure that the Committee has sufficient time and information to make informed decisions.
4.
Provide leadership to the Committee and management with respect to matters covered by this charter.
5.
Provide continuing education opportunities for all members of the Committee to enhance their expertise and competencies with finance and accounting.

AUTHORITY

The Committee has authority to:

1.
Appoint, compensate, and oversee the work of any registered public accounting firm retained by the Company.
2.
Conduct or authorize investigations into any matters within its scope of responsibility, including with respect to whistleblower submissions.
3.
Retain, at the Company’s expense, independent legal, accounting or other advisors to assist the Committee in carrying out its duties or to assist in the conduct of an investigation.
4.
Meet with management, the independent auditor and other advisors, as necessary.
5.
Obtain full access to the books, records, facilities and personnel of the Company and its subsidiaries.
6.
Call a meeting of the Board to consider any matter of concern to the Committee.

MEETINGS

The Committee shall meet as often as it deems necessary, but not less frequently than quarterly. A quorum for the transaction of business at all meetings shall be a majority of members. Decisions shall be made by an affirmative vote of the majority of members in attendance and the Committee Chair shall not have a deciding or casting vote.

An in-camera session of independent directors shall take place at least quarterly. The Committee may also request to meet separately with management, internal auditors, independent auditors or other advisors. Meeting minutes shall be recorded and maintained, as directed by the Chair of the Committee.